Exhibit 99.2

ABSOLUTE SOFTWARE CORPORATION (TSX: ABST; Nasdaq: ABST)

First Quarter Fiscal 2021 Management’s Discussion and Analysis

For the three months ended September 30, 2020

Dated: November 9, 2020

Introduction

The following Management’s Discussion and Analysis (this “MD&A”) has been prepared in accordance with Form 51-102F1 and should be read in conjunction with the Company’s First Quarter Fiscal 2021 (“F2021”) Interim Condensed Consolidated Financial Statements and accompanying notes. These documents, along with additional information about Absolute, including the Annual Information Form (the “AIF”) for the year ended June 30, 2020 (“F2020”), are available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov.

The words “we”, “our”, “us”, “Company” and “Absolute” refer to Absolute Software Corporation together with its subsidiaries and/or the management and employees of the Company (as the context may require).

The Company’s fiscal year ends on June 30 of each year. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this MD&A, include, without limitation, any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results, including, without limitation, greater/continued remote working and/or distance learning and the effects of governmental lockdowns, restrictions, and new regulations on our operations and processes, business, and financial results; projected revenues, cash flows, expenses, margins, and profitability; future trends, opportunities, challenges, and growth in Absolute’s industry, including as a result of the COVID-19 pandemic; Absolute’s ability to grow revenue by selling to new customers and increase subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions more efficiently and cost effectively; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new PC and other device operating systems; the maintenance and development of Absolute’s PC OEM and other partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; Absolute’s privacy and data security controls; the seasonality of future revenues and expenses; the future availability of working capital and any required additional financing; the use of the proceeds from the recent public equity offering; future dividend issuances or increases; future fluctuations in applicable tax rates, foreign exchange rates, and/or interest rates; the future availability of tax credits; the addition and retention of key personnel; increases to brand awareness and market penetration; future corporate, asset, or technology acquisitions; strategies respecting intellectual property protection and licensing; potential future litigation or product liability; Absolute’s foreign operations; expenses, regulatory obligations, and/or legal exposures as a result of its SEC registration and Nasdaq listing; changes and planned changes to accounting policies and standards and their respective impact on our financial reporting; economic and market uncertainty; and the continued effectiveness of our accounting policies and internal controls over financial reporting. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage the impacts of the COVID-19 pandemic on its business, operations, and financial results; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; there will continue to be a trend toward greater or continued remote working and/or distance learning, in the short, medium, and/or long-term, and a resulting market shift in the demand for endpoint security and Absolute’s solutions; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions more efficiently and cost effectively, including through its ServiceSource partnership; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing, and new, PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other partner networks; Absolute’s current and future (if any) PC OEM partners will continue to provide embedded firmware and distribution and resale support; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; future financing will be available to Absolute on favourable terms if and when required; Absolute will use the proceeds of the recent public equity offering as intended; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third party intellectual property rights; Absolute will be able to obtain any necessary third party licenses on favourable terms; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its SEC registration and Nasdaq listing; Absolute will not become involved in material litigation; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges; and Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described in the “Risk and Uncertainties” section of this MD&A): risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to accurately predict its rate of growth and profitability; that Absolute’s estimates of market opportunity and market and revenue growth may be inaccurate or Absolute may fail to grow at its estimated rates; that Absolute may need or elect to use the proceeds of the recent public equity offering other than as currently intended and disclosed; Absolute’s dependence for sales on PC OEM partners and other distribution channels; that Absolute is heavily dependent on its ability to maintain its embedded firmware with its current PC OEM partners; risks related to economic and political uncertainty; that Absolute may be unable to attract new customers or its existing customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities or defects; that Absolute could suffer security breaches impacting the third-party data that Absolute stores and the other risks associated with data security and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws if the customer does not comply with such laws; that continued sales growth may cause operating challenges for Absolute; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; that Absolute’s business may be impacted by business cycles; risks associated with the competition Absolute faces within its industry; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating “open source” software; that Absolute may be unable to maintain technology licenses from third-parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or dispute resolution from time-to-time; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and integrate acquisitions (or may be unable to successfully complete dispositions) of companies, businesses, products or technologies; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; income tax related risks; Absolute may become subject to product liability claims; and risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this MD&A are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this MD&A are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

Industry and Market Data

Information contained in this MD&A concerning the industry and the markets in which Absolute operates, including Absolute’s perceived trends, market position, market opportunity, market share, and competitive advantages within the markets in which it operates, is based on information from independent industry analysts and third party sources (including industry publications, surveys, and forecasts), Absolute’s internal research, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third party sources, as well as data from Absolute’s internal research, and are based on assumptions made by Absolute based on such data and its knowledge of its industry and markets, which management believes to be reasonable. Certain of the sources utilized in this MD&A have not consented to the inclusion of any data from their reports, nor has Absolute sought their consent. Absolute’s internal research has not been verified by any independent source and Absolute has not independently verified any third-party information. While Absolute believes the market opportunity and market share information included in this MD&A is generally reliable, such information is inherently imprecise and may be rendered inaccurate by a variety of factors, including recent events and emerging economic trends. In addition, projections, assumptions, and estimates of Absolute’s future performance and the future performance of the industry and the markets in which Absolute operates constitute forward-looking statements which are subject to a high degree of uncertainty and risk due to a variety of factors, including those referred to under the heading “Forward-Looking Statements” above and in the “Risks and Uncertainties” and other sections of this MD&A. As of the date of this MD&A, the impacts of the COVID-19 pandemic continue to unfold. It is not possible for Absolute to reliably estimate the length and severity of these impacts and, as a result, many of our estimates and assumptions contained herein required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods. Readers should carefully review these estimates and assumptions, along with the risk factors contained in “Risks and Uncertainties”, in light of evolving economic, political, and social conditions.

Trademarks

ABSOLUTE, the ABSOLUTE logo, PERSISTENCE, APPLICATION PERSISTENCE, ABSOLUTE RESILIENCE, ENDPOINT RESILIENCE, ABSOLUTE REACH, SELF-HEALING ENDPOINT, and DARK ENDPOINT are trademarks of Absolute in Canada, the United States, and/or other jurisdictions. Other product names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Selected Quarterly Information

	Q1
USD Millions, except per share data	F2021	F2020	Change
Revenue
Commercial recurring(1)	$27.6	$24.6	12%
Other	$0.9	$1.1	(14%)
Total	$28.5	$25.7	11%
Net Income	$2.6	$3.5	(25%)
Per share (basic and diluted)	$0.06	$0.08
As a percentage of revenue	9%	13%
Adjusted EBITDA(2)	$8.1	$7.1	15%
As a percentage of revenue	29%	28%
Cash from operating activities	$14.7	$7.5	97%
Dividends paid	$2.6	$2.5	3%
Per share (CAD)	$0.08	$0.08
Cash, cash equivalents, and short-term investments	$58.2	$38.9	50%
Total assets	$136.7	$106.3	29%
Deferred revenue	$148.4	$130.8	14%
Common shares outstanding	42.7	41.8	2%

Notes:

(1)

Commercial recurring revenue represents revenue derived from Cloud Services (as defined below) and recurring managed professional services, both of which are included as part of Total ARR (as defined below). Other revenue represents revenue derived from non-recurring professional services and ancillary product lines, including consumer products.

(2)

Throughout this document, Adjusted EBITDA (as defined below) is used as a profitability measure. Please refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for further discussion on this and other non-IFRS measures.

First Quarter Fiscal 2021 (“Q1-F2021”) Overview

Key Financial Metrics

•	Total revenue in Q1-F2021 was $28.5 million, representing a year-over-year increase of 11%.

•	Net income in Q1-F2021 was $2.6 million, representing a year-over-year decrease of 25%.

•

Total Annual Recurring Revenue (“ARR”)(1) (refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for further discussion of this measure) at September 30, 2020 was $111.7 million, representing an increase of 13% over the prior year balance and a sequential increase of 3% as compared to June 30, 2020.

•

The Enterprise & Government portions of Total ARR(1) increased by 12% annually and by 1% as compared to June 30, 2020. Enterprise & Government sector customers represented 67% of Total ARR at September 30, 2020.

•	The Education sector portion of Total ARR(1) increased by 14% annually and 7% as compared to June 30, 2020. Education sector customers represented 33% of Total ARR at September 30, 2020.

•

Incremental ARR from New Customers(1) (refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for further discussion of this measure) was $1.8 million in Q1-F2021, compared to $1.1 million in Q1-F2020.

•

Net ARR Retention(1) (refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for further discussion of this measure) from existing customers was 102% in Q1-F2021, compared with 100% in Q1-F2020.

•	Adjusted EBITDA in Q1-F2021 was $8.1 million, or 29% of revenue, up from $7.1 million, or 28% of revenue, in Q1-F2020.

•	Cash generated from operating activities in Q1-F2021 was $14.7 million, compared to $7.5 million in Q1-F2020.

•	Absolute paid a quarterly dividend of CAD$0.08 per common share during Q1-F2021.

(1)

Beginning in Q4-F2020, we changed the nomenclature of the aggregate annual recurring revenue of our subscriptions under contract and generating revenue from “ACV Base” to “ARR”. Similarly, the nomenclature of “ACV from New Customers” and “Net ACV Retention” have changed to “ARR from New Customers” and “Net ARR Retention”, respectively. There has been no change in the methods by which these measures are calculated. Please refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for further discussion of these measures.

First Quarter Fiscal 2021 Business Highlights

During Q1-F2021, Absolute had the following product and service highlights:

•

In August, we announced new platform capabilities enabling IT and Security teams to automatically generate and distribute scheduled reports to help ensure compliance across the enterprise; easily monitor, manage, and secure missing endpoint devices at scale; and understand if critical endpoint controls are healthy and working effectively.

•

In September, we were named a Leader in the G2 Summer 2020 Grid Report for Endpoint Management, making this the fifth quarter in a row we’ve been recognized by our customers based on our high levels of customer satisfaction and their likeliness to “recommend” Absolute.

•

In September, we announced limited-time offers for customers to purchase critical add-on capabilities, including Absolute’s Application Persistence™ service and Absolute Reach® portfolio, previously available only with the Company’s top-tier Resilience edition.

•

In September, we also extended, through October 30, 2020, the COVID-19 offers originally announced in April that provide existing customers with the ability to self-heal existing virtual private network (VPN) applications and more seamlessly secure, manage, and patch remote devices at no additional cost.

•

In September, we published our second annual Education Endpoint Trends Report, titled ”Distance Learning’s Impact on Education IT”. The research underscored the complexities of K-12 device and data security amidst the sudden shift to remote learning in the wake of the COVID-19 outbreak.

In Q1-F2021 and early in Q2-F2021, we announced the following business and organizational developments:

•	In August, we filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec.

•

In October, we appointed Steven Gatoff as Chief Financial Officer. Mr. Gatoff will take his position effective November 10, 2020, and will have responsibility for all global finance, accounting, financial reporting, audit, tax, investor relations, and capital planning functions.

•

In October we completed a public offering of our common shares (“Common Shares”) in the United States and Canada for gross proceeds of approximately $69 million and a corresponding cross-listing of the Common Shares on the Nasdaq Global Market Exchange (“Nasdaq”). Our Common Shares now trade on both the Toronto Stock Exchange (the “TSX”) and Nasdaq under the symbol “ABST”.

Partner and other highlights in Q1-F2021 included:

•

In September we announced the launch of the new Absolute Partner Program designed to increase revenue opportunities across the Company’s global network of channel partners, resellers, distributors, managed service providers, and system integrators.

•	We saw several new market successes with our OEM partners, including strong online promotion with Lenovo as well as new product bundles.

•	We saw significant growth in our emerging markets with HP in the Education sector.

•	Absolute launched the ‘Blueprint for Success’ program with Dell – designed to help build pipeline across K-12 and higher education opportunities.

Company Overview

Absolute delivers a cloud-based service that supports the management and security of computing devices, applications, and data for a variety of organizations globally. Our differentiated technology is rooted in our patented Persistence® technology, which is embedded in the firmware of laptop, desktop, and tablet devices (collectively, “endpoint devices”) by almost every major global computer manufacturer (“PC OEMs”). Enabling a permanent digital tether between the endpoint and the organization that distributed it, we provide IT and security personnel with connectivity, visibility, and control, whether a device is on or off the corporate network, and empower them with Self-Healing Endpoint™ security to ensure mission-critical applications remain healthy and deliver intended value. Our technology is embedded in over a half-billion devices and we currently serve approximately 13,000 commercial customers with over 10.8 million activated licenses globally.

We have offices in Vancouver, Canada; Austin, U.S.A.; San Jose, U.S.A.; Iowa, U.S.A.; Colorado, U.S.A.; Ho Chi Minh City, Vietnam; and Reading, England. We service territories in most regions of the world through our remote sales force and through our partner network. Our products and customer support services are currently available in 10 languages. We have distribution agreements with PC OEMs and a number of distributors, resellers, and other partners located in North America, Europe, Africa, the Asia-Pacific region, and Latin America.

Our company website is www.absolute.com.

Solutions and Technology

Our solutions are delivered in a software-as-a-service (“SaaS”) business model, where customers access our service through the cloud-based Absolute console. Our solutions are offered in specific versions for the (i) enterprise and government, and (ii) education verticals. All versions are available in three editions: Visibility, Control, and Resilience, each of which provides a different subset of product features and functionality. We also offer a “Home and Office” edition of our service which is targeted towards consumers and home office professionals.

Absolute Platform

Our cloud-based platform helps ensure the connectivity, visibility, and control of data and devices independent of the operating system, empowering devices to recover automatically to a secure operational state without user intervention. We believe our Endpoint Resilience™ solutions are essential to support various other security controls and productivity tools from decay and vulnerabilities, and to help enable organizations to keep data, devices, and applications secure and their users productive.

Our platform also powers our Application Persistence™ technology, which enables measurement of the health, compliance, and state of decay of endpoint security controls and productivity tools (e.g. encryption, client management, anti-malware, collaboration, and virtual private network (“VPN”)) and their ability to react to attack, collision, and damage. Our Application Persistence ecosystem now includes approximately 40 independent applications. We believe organizations need tools that monitor when applications are in decay, disabled, out of compliance, misconfigured, or breached and that then automatically self-heal (i.e. reinstall and repair as needed) these mission-critical applications. In addition, IT and security teams can leverage our Application Persistence technology to combine security control applications that work best together for maximum capabilities, performance, and return on investment on security investments.

Technology Deployment Model

The foundation of our Endpoint Resilience solutions is the “undeletable” tether built into device firmware. Our patented Persistence technology is embedded into the firmware of endpoint devices at the point of manufacture by most of the world’s largest PC OEMs. Once activated, this technology provides a reliable, highly tamper- resistant, and constant connection between the device and our cloud-based monitoring center, even when the device is off the corporate network and beyond the reach of traditional IT management and security tools. We believe that our ability to establish this root of trust is a key differentiator as it enables a high degree of resilience for our software agent, as well as for other critical third-party software agents that leverage the self-healing capabilities of our Persistence technology. If the software agent is removed or disabled, an automatic reinstallation will occur, even if the firmware is overwritten or flashed, the device is reimaged, the hard drive is replaced, or if the device is restored to its factory settings.

We also license our Application Persistence technology within our partner ecosystem via custom integrations. Under this model, partners, such as PC OEMs and ISVs, license our technology in order to improve the resilience of their own endpoint agents.

Market Opportunity

We believe that our market opportunity centers around two key themes: (1) the acceleration of attack vectors and data breaches that are impacting organizations of all types, sizes, industries, and geographies; and (2) the shift to remote work and distance learning and the growing information security challenges associated with managing and measuring the health and security of these programs. We believe that even prior to the outbreak of COVID-19, organizations around the world were becoming more distributed as they increased workforce mobility, grew their number of connected devices, and added more workloads to these devices.

We believe that there will be a structural shift to increased remote work and distance learning which, in turn, we believe will expand and accelerate our market opportunity as organizations in various sectors increasingly focus on the need to establish and maintain an undeletable connection to their endpoints. We are positioned to deliver the Endpoint Resilience security solutions which we believe enterprise, government, and educational organizations will require. By establishing an unbreakable tether to every device, we can deliver services required to support other security controls and productivity tools from bad actors, decay, and vulnerabilities, which enables organizations to keep data, devices, and applications secure and users productive. In addition, our real-time intelligence services amplify our customers’ ability to understand the health, compliance, and state of decay of endpoint security controls and productivity tools.

Business and Growth Strategy

We believe that the recent shift to increased remote work and distance learning will help fortify the demand for the security and management of computing devices, applications, and data. With a distributed workforce, we believe that organizations can no longer be solely reliant on network-based security – rather, they need to increase their focus on securing the actual endpoint devices. As a result, we see opportunity for further growth across North America and in other global regions in each of the enterprise, government, and education verticals.

We plan to continue releasing new capabilities and product offerings leveraging our distinctive technology and rich data platform. Our focus will be in high growth areas such as our global strategic accounts, growth in developing regions for our sales such as Europe, and our channel and partner programs. Our growth strategies and programs in the coming months may be tempered by the continued economic uncertainty resulting from the COVID-19 pandemic. See “Impacts of the COVID-19 Pandemic” in this MD&A.

Our business and growth strategy is organized around four fundamental pillars:

•

Persistence – Our solution is an undeletable digital tether, based on our patented Persistence technology that is embedded into the firmware of endpoint devices. This technology can re-establish communication and control of a device, even when the device is off the corporate network and beyond the reach of traditional IT management and security tools.

•

Resilience – Our Absolute Resilience® solutions provide the toolkit to automatically remedy and harden the endpoint against common fragility and decay in an increasingly complex and distributed environment. We are continuing to strengthen the capabilities of our Absolute Resilience solutions to solve the Dark Endpoint™ challenge (enterprise computing devices that are not connected to the corporate network or are missing critical IT management applications).

•

Intelligence – Due to our distinctive endpoint position and the significant volume of anonymous data points we gather from activated devices, we are able to deploy machine learning to analyze these data sets in order to deliver real-time insights to our customers around the health, performance, and compliance of their devices and software. We believe that we are well organized to accelerate the enhancement of our capabilities in this area that we believe will enable our customers to optimize the security and efficiency of their endpoint devices.

•

Education – Historically the education sector has had unique technology requirements. The recent rapid shift to learn-from-home environments has led to certain increases in technology funding and many schools procuring and mobilizing systems for students, teachers, and administrators – in essence, moving to more of an enterprise model. As a result, we see a growing imperative role for Absolute in this sector, which includes helping ensure the student has access to a secure device capable of accessing online curriculum, allowing administrators to understand where devices are and if they are being used for their intended purposes, and helping manage the reissuance of devices. Further, we believe the ongoing enhancements in our enterprise software products can support those education organizations as their requirements shift to more closely mirror those of a typical enterprise customer.

Routes to Market

We have several routes to market which are grounded in our “land and expand” strategy, where we seek to grow our presence within a customer’s IT and security environments over time. We do this typically through three methods: (1) co-engaging with our PC OEM partners in order to drive sales in conjunction with sales of new endpoint devices from the PC OEM; (2) sales through our direct sales force to new and existing customers; and (3) sales through other indirect channel partners, including resellers, distributors and managed service providers around the world.

Sales and Marketing

Our primary go-to-market strategies are to generate new sales opportunities including through our PC OEM partners and to retain and expand with our existing customers. In addition, we generate sales and facilitate renewals via our other distribution channels, such as resellers, distributors, MSPs, and integrators. Our sales and marketing teams work closely with our channel partners to identify and close opportunities in an effort to expand our market penetration and opportunity pipeline. These teams’ responsibilities include strategic technology and sales program development with PC OEM partners and other software vendors, logistics management, training, event coordination, advertising and special promotions, and day-to-day in-field sales cycle management with end customers.

Product Development and Operations

Our success is a result of our continuous drive for innovation. We recognize that continually enhancing and expanding the capabilities of our core technology and services is essential for carrying out our business strategy and maintaining and expanding our competitive position. We invest substantial resources in research and development to enhance our platform, and develop new features and functionality. We maintain a regular release process to update and enhance our existing solutions.

We have assembled teams of developers, engineers, product managers, and other high-skilled staff to develop and execute on the Company’s product roadmap. These teams are primarily based in our Vancouver, Canada, Ho Chi Minh City, Vietnam, Iowa, U.S.A., and Colorado, U.S.A. offices. We also have teams of operational staff responsible for operating our cloud, data center, and hosted service infrastructure.

Customers

We have a diversified commercial customer base, with approximately 13,000 enterprise and public sector customers and more than 10.8 million computing endpoints actively managed by our solutions. Our end customers include corporations, healthcare organizations, educational institutions, governmental agencies, and individual consumers. We do not have economic dependence on any single end customer.

Partner Ecosystem

Our partner ecosystem is an essential component of our business strategy. Our key partners are PC OEMs who are both key collaborative technology partners and key distribution and reseller partners. We also have a robust and growing network of other partners such as distributors, resellers, MSPs and ISVs.

Our strong relationships with PC OEMs are foundational to our robust ecosystem. In part, we are able to leverage the sales organization of certain of those partners to market and resell our solutions. We are continually enhancing and expanding our PC OEM relationships from both the technology and go-to-market perspectives in order to drive value for them. Our PC OEM partners have adopted our Persistence technology as a standard and have embedded it in the firmware of their laptop, desktop, and/or tablet devices. This is an important collaboration for us, as the embedded support enhances the persistence (the ability to survive unauthorized or unintentional removal attempts) of our software, which is a key differentiator for us. Our Persistence technology is normally shipped in a dormant state with the device and is activated after the customer purchases our service and installs the Absolute software agent.

As of September 30, 2020, the following PC OEMs provide embedded support for our Persistence technology:

• Aava Mobile (since 2015)	• Microsoft (since 2014)

• Acer (since 2009)	• MPS Mayorista (since 2015)

• ASUS (since 2009)	• Mustek Systems (since 2015)

• Daten (since 2014)	• NCS Technologies, Inc. (since 2007)

• Dell (since 2005)	• Panasonic (since 2006)

• Dynabook (since 2006)	• PC Smart SA (since 2013)

• Fujitsu (since 2006)	• Pinnacle Africa (since 2015)

• Fujitsu Client Computing Ltd. (since 2019)	• Positivo Informatica SA (since 2014)

• Getac (since 2008)	• Prestigio (since 2015)

• HP (since 2005)	• Samsung (since 2011)

• Inforlandia LDA (since 2013)	• VAIO (since 2017)

• Intel (Classmate Computer) (since 2009)	• Zebra (since 2015)

• Lenovo (since 2005)

Intellectual Property and Patent Portfolio

We rely on a combination of patents, trademarks, copyright, trade secrets, confidentiality procedures, contractual provisions, and other measures to protect our proprietary information and technology. At September 30, 2020, we have a global portfolio of 140 issued patents and 30 patent applications in process. These patents cover a broad range of software and communication technologies and have varying expiry dates. We continue to develop and maintain our brand through copyright and trademarks. We have several trademarks in use in the U.S., Canada, and other jurisdictions worldwide. As we continue to innovate and expand beyond our current product offerings, we expect to continue to expand our portfolio of intellectual property (including patents and trademarks).

Subscription Business Model

We sell our solutions to end customers most often under a term license model in which customers acquire subscriptions to our cloud-based software services for a specified term, typically ranging from one to five years. The majority of these subscriptions are fully invoiced up-front for the entire licensed term and are non-refundable. We refer to our total invoiced sales in a period as our total “Billings”. During F2020, the prepaid term of our Billings averaged approximately 19 months (based on the ratio of the total amount invoiced over the annualized contract value of the associated Billings).

We also offer enterprise and site license models, which provide customers with the option to license our software for multiple years on either a fully pre-paid basis or with an annual payment at the start of each contract year. The enterprise and site license models match the buying preferences of some of our customers and generally result in a positive impact to ARR compared to prepaid multi-year licenses.

From a financial reporting perspective, the amount we invoice is recorded at the foreign exchange rate in effect at the time of sale in deferred revenue on the statement of financial position and is recognized as revenue ratably over the contract term. Due to the fact that the majority of our Billings are for terms longer than one year, in general only 20-30% of total Billings reported for any given fiscal year are also recognized as revenue in the same fiscal year.

Seasonality

Given the annual budget approval process of many of our customers, we see seasonal patterns in our business. Our cash from operating activities is affected by the timing of our customer Billings, with cash collections in a particular quarter having a high correlation to Billings in the previous quarter. Historically, a higher concentration of Billings has occurred in the fourth quarter of each fiscal year. This has been primarily due to higher activity in the North American education sector during this quarter. The strength of this seasonal pattern in the future will be impacted by the shifting relative proportions of our sales into the enterprise, government, and education sectors.

In addition, over the past four fiscal years, our fiscal first quarter has been our weakest quarter for ARR from New Customers in our combined Enterprise and Government verticals.

Competition

The markets we serve are increasingly competitive and are characterized by continuous and rapid changes in technology, customer needs, and industry standards. However, we have historically experienced few direct competitors for our offerings, which we believe are unique in the IT and security markets. On occasion, we encounter companies that offer capabilities that overlap with certain subsets of our product portfolio, such as endpoint hardware and software inventory management, compliance reporting, and data discovery. However, our product offerings often complement these other companies’ offerings, by providing status reporting on their presence and activity on the endpoint and the ability to self-heal and repair many applications.

We believe our competitive position in the market is built upon our patented Persistence technology that is embedded into the firmware of leading PC OEMs’ devices, the off-network capabilities of our solutions, broad device coverage, extensive PC OEM go-to-market relationships, and strong patent portfolio.

Impacts of the COVID-19 Pandemic

When the global COVID-19 pandemic broke out in early 2020, we responded quickly to ensure the health of our employees and to support our customers and business partners. We mobilized resources and established protocols that allowed us to adapt to the shifting environment, including:

•

putting in place measures to safeguard our employees by enabling work-from-home policies, systems, and tools, which we believe we were able to adapt to and implement quickly, partly as a result of our history of distributed operations;

•	focusing on the operational integrity of our business, by identifying operational efficiencies and actively managing short and long-term expenses; and

•

mobilizing to help our customers manage and measure the health and security of new work-from-home and learn-from-home environments, by accelerating the development of new product features that we believed customers would find especially useful in the shifting environment and, for a period of time, making available additional capabilities at no charge to existing customers who had not previously licensed them.

We are actively managing and evolving our preparedness plans and response activities to align with recommendations of the health and government authorities in the locations in which we operate. The COVID-19 pandemic is an unprecedented global challenge and it has placed every company and business in uncharted territory. While we are not immune to these challenging times, we believe that we have continued to serve, and can continue to serve our customers around the world with valuable and necessary support and tools in these challenging times.

As of the date of this MD&A, we believe the underlying fundamentals of our business remain sound, notwithstanding the challenges presented by the current economic, political, and social environment:

•	With the rapid shifts in where and how people work and learn, we believe the relevance of solutions and technology like ours, which protect distributed devices and data, have gained importance.

•	We have long-term relationships with our customers, in the form of recurring SaaS contracts. Approximately 95% of our annual revenue for the year ended June 30, 2020 is in recurring SaaS business.

•

We expect that our ARR, which results from customer term subscriptions to our software service, to continue to provide stability in our revenue and also in profitability and cash flow, as we manage through these challenging times.

•

At September 30, 2020, we believe we have a strong balance sheet and sufficient liquidity to support our business objectives in the coming fiscal year. Our liquidity was further bolstered on October 30, 2020, with the completion of a public offering of common shares for gross proceeds of approximately $69,000,000. Proceeds, net of underwriting fees and expenses, were approximately $63,500,000.

Looking ahead, the full impact of the COVID-19 pandemic on our customers (potentially including cash conservation measures) and consequently on our business, are still unknown and highly unpredictable. Our past results may not be indicative of our future performance and historical trends in our financial performance may differ materially from future performance. Notwithstanding the continually evolving impacts of the COVID-19 pandemic, particularly the medium and long-term economic effects, we believe that this environment has only reinforced the need for organizations of various sizes and industries to modernize their businesses and workforces for the evolving world. We expect our cloud-based solutions, that help empower and secure distributed organizations, position us well to continue to help our customers through these unprecedented times. Please refer to specific risk factor regarding COVID-19 impacts below under “Risk and Uncertainties”.

Non-IFRS Measures and Key Metrics

Throughout this MD&A we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics are non-standard measures under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning under IFRS, and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.

The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance. Share-based compensation and non-cash amortization of acquired intangible assets are being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase sales in a particular period, but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue share-based awards or to acquire intangible assets, are made to further the Company’s long-term strategic objectives and do impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any particular period. As such, supplementing IFRS disclosure with non-IFRS disclosure using the non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.

These measures and metrics, and their method of calculation or reconciliation to IFRS, are as follows:

a)	Total ARR, Net ARR Retention, and ARR from New Customers

As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the aggregate annual recurring revenue of our subscriptions under contract and generating revenue, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. We believe that increases in the amount of ARR from New Customers, and improvement in our Net ARR Retention, will accelerate the growth of Total ARR and, in turn, our future revenues.

Note that prior to Q4-F2020, we referred to ARR as Annual Contract Value (“ACV”); however, we changed the nomenclature of this measure in our public Q4-F2020 financial reports as we believe ARR is more aligned with industry norms.

Total ARR (previously “ACV Base”) is a key metric and measures the amount of annual recurring revenue we will receive from our commercial customers under contract at a point in time, and therefore is an indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers. As Total ARR is measured at a point in time, there is no similar measure under IFRS against which it can be reconciled.

Net ARR Retention (previously “Net ACV Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a period for customers that comprised Total ARR at the beginning of the same period. This metric provides insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.

ARR from New Customers (previously “ACV from New Customers”) is a key metric and measures the addition to Total ARR from sales to new commercial customers during a period.

b)	Adjusted Operating Expenses

A number of significant non-cash expenses are reported in our Cost of Revenue and Operating Expenses. In addition, restructuring and reorganization charges and post-retirement benefits are also reported in Operating Expenses. Management defines “Adjusted Operating Expenses” as IFRS Cost of Revenue, Sales and Marketing, Research and Development, and General and Administration expenses adjusted for these items, as we believe that analyzing these expenses exclusive of these items provides a useful measure of the cash invested in operating the ongoing business. The non-cash items include share-based compensation, amortization of intangible assets, and amortization of property and equipment and right of use assets.

Specifically, management adjusts for the following items in computing its Adjusted Operating Expenses:

1)

Share-based compensation: Our compensation strategy includes the use of share-based awards to attract and retain key employees, executives and directors. It is principally aimed at aligning their interests with those of our shareholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, share-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period.

2)

Amortization of Intangible Assets: We believe that amortization of intangible assets is not necessarily reflective of current period operational activities. In particular, the amortization of acquired technologies and customer relationships relates to items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition or when other intangible assets are acquired. While it is continually reviewed for potential impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period.

3)

Amortization of Property and Equipment and Right of Use Assets: We believe that amortization of property and equipment and right of use assets is not necessarily reflective of current period operational activities. In particular, the costs associated with these assets relate to operational decisions made in prior periods. Amortization of these costs is a static expense, one that is typically not affected by operations during any particular period.

4)

Restructuring or Reorganization Charges and Post-Retirement Benefits: We believe that costs incurred in restructuring or reorganization, and certain significant post-retirement benefits afforded to executives upon departure from the Company, are not necessarily reflective of current period operational activities. In particular, these items relate to decisions which will impact future operating periods. The magnitude of these expenses is typically determined by contractual law, common law, or by statute, and is unaffected by operations and performance in any particular period.

Please see the following for a reconciliation of Operating Expenses, comprised of Cost of Revenue (“COR”), Sales and Marketing (“S&M”), Research and Development (“R&D”), and General and Administration (“G&A”) expenses to Adjusted Operating Expenses, comprised of Adjusted Cost of Revenue, Adjusted Sales and Marketing, Adjusted Research and Development, and Adjusted General and Administration expenses:

	Three months ended September 30,
(in millions)	2020	2019
Cost of Revenue	$3.1	$3.2
Adjustments
Amortization of right of use assets(1)	(0.1)	(0.1)

Adjusted COR	$3.0	3.1

Sales and Marketing	$10.1	$9.5
Adjustments
Amortization of right of use assets(1)	(0.2)	(0.1)

Adjusted S&M	$9.9	9.4

Research and Development	$5.0	$3.7
Adjustments
Amortization of right of use assets(1)	(0.1)	(0.1)

Adjusted R&D	$4.9	3.6

General and Administration	$3.4	$3.3
Adjustments
Amortization of property and equipment(2)	(0.9)	(0.8)
Amortization of right of use assets(1)	(0.0)	(0.1)

Adjusted G&A	$2.5	2.4

Total COR and Operating Expenses	$24.3	$21.0
Adjustments
Amortization of property and equipment(2)	(0.9)	(0.8)
Amortization of right of use assets(1)	(0.5)	(0.4)
Share-based compensation(3)	(2.6)	(1.2)

Adjusted Operating Expenses	$20.3	18.6

Notes:

(1)	Amortization of right of use assets per the Statement of Cash Flows.
(2)	Amortization of property and equipment per the Statement of Cash Flows.
(3)	Share-based compensation per the Statement of Operations.

c)	Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Management believes that analyzing operating results exclusive of the significant non-cash items noted above provides a useful measure of the Company’s performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business that are excluded from Adjusted EBITDA. The term Adjusted EBITDA refers to net income before adding/deducting interest income or expense, income taxes, amortization of intangible assets, property and equipment, and right of use assets, foreign exchange gains or losses, share-based compensation, and restructuring or reorganization charges and post-retirement benefits.

Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other IFRS financial measures. Some of the limitations of Adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from stock-based compensation, and does not reflect the cost to replace amortized property and equipment and right of use assets. It may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

The following table provides a reconciliation of our Net Income to Adjusted EBITDA:

	Three months ended September 30,
(in millions)	2020	2019
Net income	$2.6	$3.5
Adjustments
Amortization of property and equipment(1)	0.9	0.8
Amortization of right of use assets(2)	0.5	0.4
Share-based compensation(3)	2.6	1.2
Finance income, net(4)	(0.0)	(0.1)
Interest on lease liability(5)	0.1	0.1
Foreign exchange loss(6)	0.2	0.0
Income tax expense(7)	1.3	1.2

Adjusted EBITDA	$8.1	$7.1

Notes:

(1)	Amortization of property and equipment per the Statement of Cash Flows.
(2)	Amortization of right of use assets per the Statement of Cash Flows.
(3)	Share-based compensation per the Statement of Operations.
(4)	Finance income, net per the Statement of Operations.
(5)	Interest on lease liability per the Statement of Operations.
(6)	Foreign exchange loss per the Statement of Operations.
(7)	Income tax expense per the Statement of Operations.

d)	Billings

See the “Subscription Billings” and “Seasonality” sections of this MD&A for a detailed discussion of Billings, which is a key metric. Billings are a component of deferred revenue (see Note 10 of the notes to the Q1-F2021 Interim Consolidated Financial Statements) and result from invoiced sales of our solutions. Most of our Billings relate to prepaid cloud services subscriptions. We view Cash from Operating Activities as a meaningful performance metric, and the total amount of our Billings in a period will have a material impact on our operating cash flows.

Financial Review and Performance Analysis

Revenue

Total revenue in Q1-F2021 increased 11% to $28.5 million from $25.7 million in Q1-F2020. This was represented by a 12% increase in commercial recurring revenue and a 14% decrease in non-recurring professional services and other revenue. The increases in commercial recurring revenue are a result of historical increases in Total ARR, as Total ARR is an indicator of future revenue growth (see the “Total Annual Recurring Revenue” section in this MD&A).

In general, we believe our future commercial recurring revenue performance will be closely aligned with the net growth in Total ARR.

The table below provides details of our revenue, and the associated year-over-year increase (decrease), over the trailing five quarters:

(in millions)	Q1-F2021	Q4-F2020	Q3-F2020	Q2-F2020	Q1-F2020
Commercial Recurring Revenue(1)	$27.6	$25.9	$25.1	24.9	24.6
Other(2)	0.9	1.3	1.0	0.9	1.1

Total Revenue	$28.5	$27.2	$26.1	$25.8	$25.7

Year-over-year increase (decrease)
Commercial Recurring Revenue(1)	12%	8%	5%	6%	6%
Other(2)	(14%)	6%	1%	(11%)	(6%)

Total Revenue	11%	7%	5%	6%	6%

(1)

Cloud services and recurring managed professional service revenues are included as part of Commercial Recurring Revenue and Total ARR (please refer to the “Critical Accounting Policies and Estimates” section of this MD&A).

(2)	Other revenue represents revenue derived from short-term professional services and ancillary product lines, including consumer products.

The table below provides a comparison of our Q1 revenue:

(in millions)	Q1 F2020	Q1 F2019	Increase (decrease)
Revenue recognized from:
Cloud services(1)	$26.4	$23.6	12%
Managed services(1)	1.2	1.0	21%

Commercial Recurring Revenue	27.6	24.6	12%
Other(2)	0.9	1.1	(14%)

Total Revenue	$28.5	$25.7	11%

(1)	Cloud services and recurring managed professional service revenues are included as part of Total ARR (please refer to the “Critical Accounting Policies and Estimates” section of this MD&A).
(2)	Other revenue represents revenue derived from short-term professional services and ancillary product lines, including consumer products.

Total Annual Recurring Revenue

Total ARR measures the annualized value of recurring revenue we have under contract with our commercial customers and is generating revenue at a point in time, and is therefore a direct indicator of our future recurring revenue streams. The increase or decrease in Total ARR during a given period measures our success in impacting the amount of future annual revenue that will be earned by the Company. Total ARR will increase (or decrease) in a period through the retention (or attrition) and expansion (or contraction) of cloud and managed service subscriptions from existing commercial customers, and through the acquisition of new commercial customers.

The following table shows the components of Total ARR broken out by industry vertical and geography. In addition, it shows the percentage increase (decrease) in Total ARR over the trailing four quarters (“T4Q”), as well as compared to the prior sequential quarter (“QoQ”).

(in millions)	Q1-F2021	Q4-F2020	Q3-F2020	Q2-F2020	Q1-F2020
Total ARR	$111.7	$108.3	$101.4	$100.3	$99.1

Enterprise & Government	75.0	74.0	70.6	69.6	67.0
Education	36.7	34.3	30.8	30.7	32.1
North America	95.0	93.5	87.8	87.4	86.7
International	16.7	14.8	13.6	12.9	12.4
T4Q Growth – Total	13%	11%	7%	5%	7%

Enterprise & Government	12%	14%	13%	12%	11%
Education	14%	4%	(7%)	(8%)	(2%)
North America	10%	9%	4%	3%	4%
International	34%	20%	24%	23%	24%
Sequential QoQ Growth – Total	3%	7%	1%	1%	1%

Enterprise & Government	1%	5%	2%	4%	3%
Education	7%	11%	0%	(4%)	(2%)
North America	2%	7%	1%	1%	1%
International	13%	8%	6%	4%	1%

Our success with respect to the retention and expansion of service subscriptions from existing commercial customers during a period is represented by our Net ARR Retention rate, and our success with respect to acquiring new commercial customers during a period is measured by the amount of incremental ARR from new commercial customers (“ARR from New Customers”). We believe that our ability to renew our customers more efficiently, and cost effectively, through inside sales and/or partnerships, will create more selling capacity within our direct sales organization. In Q3-F2020 we commenced a partnership with ServiceSource, a third party outsourced sales renewal organization, intending for this initiative to help improve our renewal efficiency over time. Combined, we believe these factors will improve our Net ARR Retention rate and drive increased ARR from New Customers.

In Q1-F2021, Net ARR Retention from existing commercial customers was 102%, down from 103% in Q4-F2020 and up from 100% in Q1-F2020. ARR from New Customers was $1.8 million in Q1-F2021, down from $3.5 million in Q4-F2020 and up from $1.1 million in Q1-F2020.

We believe that our market growth opportunity continues to be strong in the Enterprise and Government verticals, and therefore we continue to direct a substantial portion of our sales and marketing and product development investment to target these markets. The shift to work from home and hybrid working environments resulting from the COVID-19 pandemic appears to have reaffirmed IT and security teams need for the services provided by Absolute in order to effectively manage and secure devices off corporate networks. Our Enterprise and Government verticals remain well diversified, and overall the trends we have been experiencing remain positive. However, uncertainty in the macro-economic environment has resulted in headwinds in specific sectors, such as healthcare, professional services, and retail. We believe we are well positioned to continue to provide services that help organizations stay connected to, and to service, their entire endpoint estate.

These dynamics resulted in the 12% T4Q growth experienced in Enterprise and Government, and we believe that the shifting market dynamics and our continued investment in these verticals will continue to drive growth in the future. We achieved ARR from New Customers of $0.9 million within these verticals in Q1-F2021, compared to $1.0 million in Q1-F2020. Over the past four fiscal years, our fiscal first quarter has been our weakest quarter for ARR from New Customers, resulting from seasonal challenges in these verticals.

As discussed previously under “Business and Growth Strategy”, while we had been experiencing headwinds in the Education vertical over the past few fiscal years, Q4-F2020 saw rapid changes for Educational organizations as a result of a shift to learn from home environments. This shift resulted in IT teams having to mobilize not just students, but also teachers and administrators, as they were required to work, teach, and learn remotely. This shift continued to positively impact business in Q1-F2021 in the Education vertical, where we achieved T4Q growth of 14% and continued to see improved ARR from New Customers of $1.0 million, compared to $0.2 million in Q1-F2020. In Q1-F2021, ARR from New Customers included no customer greater than $0.5 million.

At September 30, 2020, Total ARR was represented 67% by Enterprise and Government vertical customers and 33% by Education vertical customers. From a geographic perspective, September 30, 2020 Total ARR was represented 85% by North American customers and 15% by international customers. As a result of its smaller ARR, we expect international results to fluctuate with a higher degree of variability.

Operating Expenses

(in millions)	Q1-F2021	Q1-F2020	Increase (decrease)
Cost of revenue	$3.1	$3.2	(4%)
Sales and marketing	10.1	9.5	6%
Research and development	5.1	3.7	35%
General and administration	3.4	3.3	4%
Share-based compensation	2.6	1.2	122%

Operating Expenses	$24.3	$21.0	16%

Adjusted Operating Expenses(1)

(in millions)	Q1-F2021	Q1-F2020	Increase (decrease)
Cost of revenue(1)	$3.0	$3.1	(4%)
Sales and marketing(1)	9.9	9.5	5%
Research and development(1)	4.9	3.6	37%
General and administration(1)	2.5	2.4	3%

Adjusted Operating Expenses(1)	$20.3	$18.6	10%

Number of employees at September 30	520	470	11%

ADJUSTMENTS:

(1)	Please refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for a reconciliation of Operating Expenses and Net Income to Adjusted Operating Expenses and Adjusted EBITDA, respectively.

Adjusted Operating Expenses and Adjusted EBITDA as a Percentage of Revenue(1)

(percentage of Revenue)	Q1-F2021	Q1-F2020
Cost of revenue(1)	11%	12%
Sales and marketing(1)	35%	37%
Research and development(1)	17%	14%
General and administration(1)	9%	10%
Adjusted Operating Expenses(1)	71%	72%
Adjusted EBITDA(1)	29%	28%

ADJUSTMENTS:

(1)	Please refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for a reconciliation of Operating Expenses and Net Income to Adjusted Operating Expenses and Adjusted EBITDA, respectively.

Adjusted Operating Expenses and Adjusted EBITDA

Adjusted Operating Expenses in Q1-F2021 were $20.3 million, up 10% from $18.6 million in Q1-F2020.

The year-over-year increase in Q1-F2021 was primarily attributable to increased Adjusted R&D expenses owing to higher headcount levels compared to the prior year. In addition, in Q1-F2020, Adjusted R&D expenses were impacted by a $0.7 million benefit from increased levels of Canadian government Scientific Research and Experimental Development investment tax credits (“SRED ITCs”) upon the successful assessment, and filing, of historical claims. Our Adjusted S&M expenses were higher in Q1-F2021 resulting primarily from increased personnel related expenses related to expanded headcount, including amortized commissions.

Adjusted EBITDA was $8.1 million, or 29% of revenue, in Q1-F2021, up from $7.1 million, or 28% of revenue, in Q1-F2020. The increase in Adjusted EBITDA in the annual period of F2020 was attributable to an increase in revenues, with a lower increase in Adjusted Operating Expenses, as described above.

Cost of Revenue (“COR”) and Gross Margin

Cost of revenue includes the costs of operating our SaaS-hosted infrastructure, customer experience and support, professional and investigative services, as well as service guarantee costs and allocated overhead.

On an overall basis, COR was $3.1 million in Q1-F2021, down 4% from $3.2 million in Q1-F2020. Gross margin was 87% in each of Q1-F2021 and Q1-F2020.

Adjusted COR was $3.0 million in Q1-F2021, down 4% from $3.1 million in Q1-F2020. The decrease in Q1-F2021 was primarily attributable to lower personnel-related and infrastructure expenses, partially offset by increased direct salaries expenses on higher headcount.

We exited Q1-F2021 with a headcount of 80 in this area as compared to 78 at June 30, 2020 and 76 at September 30, 2019.

Sales and Marketing (“S&M”)

Sales and marketing expenses consist of salaries and related expenses for sales, marketing, partner support and business development personnel, amortization of deferred commission expenses, marketing automation, program and event expenditures, travel and entertainment expenses, and allocated overhead. We undertake a number of general marketing initiatives including: participation in tradeshows and partner events; marketing automation; market development programs with partners; public and industry analyst relations; webinars; and advertising expenditures. These expenditures are incurred to increase awareness with partners and customers, drive coverage with industry analysts and help to establish us as the recognized leader in the Endpoint Resilience market.

In Q1-F2021, S&M expense increased 6% to $10.1 million from $9.5 million in Q1-F2020. Adjusted S&M expense was $9.9 million in Q1-F2021, up 5% from $9.5 million in Q1-F2020. As a percentage of revenue, Adjusted S&M expenses were 35% in Q1-F2021, down from 37% in the comparative period of F2020.

Our Q1-F2021 S&M expense was primarily impacted by increased personnel related expenses related to expanded headcount, including amortized commissions, partially offset by lower travel and entertainment expenses, as compared to Q1-F2020. We exited Q1-F2021 with a headcount of 157 in S&M, as compared to 145 at June 30, 2020 and 142 at September 30, 2019.

Research and Development (“R&D”)

Research and development expenses consist primarily of salaries and related expenses for our research and development staff, contractor and outsourcing costs, and allocated overhead. These expenses are partially offset by SRED ITCs.

R&D expense was $5.1 million in Q1-F2021, up 35% from $3.7 million in Q1-F2020. Adjusted R&D expense was $4.9 million in Q1-F2021, up 37% from $3.6 million in Q1-F2020. Total SRED ITCs recorded were $0.4 million in Q1-F2021, down from $1.2 million in Q1-F2020. In Q1-F2020, we recorded a $700,000 positive adjustment to SRED ITCs as a result of the assessment of certain historical claims, and there was not a comparable adjustment in Q1-F2021. When measured as a percentage of revenues, Adjusted R&D expenses were 17% in Q1-F2021, up from 14% in Q1-F2020.

The increase in our Q1-F2021 Adjusted R&D expense primarily reflects the impact increased personnel related expenses resulting expanded headcount levels, in addition to the impact of the decreased SRED ITCs as noted above.

We exited Q1-F2021 with a headcount of 228 in R&D, compared to 218 at June 30, 2020 and 200 at September 30, 2019.

General and Administration (“G&A”)

G&A expenses consist of salaries and related expenses for finance and accounting, human resources, legal, administration, bad debt provisions, professional fees other corporate expenses and allocated overhead.

G&A expenses were $3.4 million in Q1-F2021, up 4% from $3.3 million in Q1-F2020. Adjusted G&A expenses were $2.5 million in Q1-F2021, up 3% from $2.4 million in Q1-F2020. When measured as a percentage of revenue, Adjusted G&A expenses were 9% in Q1-F2021, down from 10% in Q1-F2020.

The increase in Adjusted G&A expenses in Q1-F2021 compared to Q1-F2020 was primarily the result of increased professional fees incurred on general corporate matters. We exited Q1-F2021 with a headcount of 55 in G&A, compared to 58 at June 30, 2020 and 52 at September 30, 2019.

Share-based Compensation

Share-based compensation expenses are related to fair-value based measures related to our various share-based compensation arrangements.

Share-based compensation was $2.6 million in Q1-F2021, up from $1.2 million in Q1-F2020. The increase in share-based compensation in Q1-F2021 is primarily related to increased expenses related to restricted share units and performance share units, which reflects increased levels of equity grants in the preceding 12 month period, as compared to Q1-F2020. In addition, share-based compensation expense was impacted by higher expense related to deferred share units, which are marked to market each reporting period.

Operating Income and Adjusted EBITDA

We recorded IFRS operating income of $4.2 million in Q1-F2021, down from $4.7 million in Q1-F2020.

Adjusted EBITDA was $8.1 million in Q1-F2021, up 15% from $7.1 million Q1-F2020. As a percentage of revenue, Adjusted EBITDA was 29% in Q1-F2021, compared to 28% in Q1-F2020.

The increase in operating income and Adjusted EBITDA is related to increased revenues (as outlined above under “Revenue”) with smaller increases in operating expenses and decreased Adjusted Operating Expenses (as outlined above under “Adjusted Operating Expenses”), respectively.

Other Income and Expenses

Absolute earns finance income on its cash and investment resources beyond immediate operating requirements. We recorded finance income of $22,000 in Q1-F2021 compared to $112,000 in Q1-F2020. The decrease in finance income reflects lower levels of invested assets, and lower investment yields, as compared to Q1-F2020.

Other income and expenses also include interest expense on lease liabilities, and foreign exchange gains and losses incurred primarily on the translation of Canadian dollar and U.K. pound cash, investment and liability balances.

In Q1-F2021 and Q1-F2020, we recorded $139,000 and $131,000, respectively, in interest expense on lease liabilities. In addition, we experienced a foreign exchange loss of $186,000 in Q1-F2021, as compared to $13,000 in Q1-F2020. In Q1-F2021 and Q1-F2020, the foreign exchange loss resulted from intra-quarter fluctuations between the U.S. and Canadian dollar. In Q1-F2021, the foreign exchange loss resulted primarily from the revaluation of the Company’s lease liabilities, a significant portion of which are denominated in Canadian dollars.

Income Taxes

Our overall effective tax rate is significantly impacted by the source of income or losses amongst our subsidiaries as a result of varying tax rates in different jurisdictions. In addition, our overall effective tax rate is impacted by share-based compensation, which is generally not deductible for income tax purposes. We are also subject to foreign exchange fluctuations on deferred tax balances originating in foreign jurisdictions, the impact of non-recognition of deferred tax assets in some jurisdictions, and the impact of changes in statutory tax rates.

In Q1-F2021, we recorded current tax expense of $1.1 million and a deferred tax expense of $165,000, as compared to a current tax expense of $474,000 and a deferred tax expense of $712,000 in Q1-F2020.

The difference between our effective tax rate in Q1-F2021 of 33.2% (Q1-F2020 – 25.6%) and our statutory tax rate of 27.0% (Q1-F20120 – 27.0%) is primarily due to the interaction of the factors mentioned above. In Q1-F2021 and Q1-F2020, our effective tax rate was impacted by non-deductible expenses in our Canadian operations. In F2020 and F2019, our current tax position in Canada is net of SRED ITCs to be claimed, which are presented as a reduction of research and development expenses.

Net Income and Comprehensive Income

The Company recorded net income in Q1-F2021 of $2.6 million, down 25% from $3.5 million in Q1-F2020. Net income in the current year reflects the impact of IFRS operating income and income tax expense, as described above. In Q1-F2021, we recorded total comprehensive income of $2.6 million, reflecting net income and the impact unrealized foreign exchange forward gains recorded in Other Comprehensive Income within shareholders’ deficiency at September 30, 2020.

Cash from Operating Activities

Our quarterly cash from operating activities is significantly impacted by the timing of our Billings, with cash collections in one quarter having a high correlation to Billings in the previous quarter.

Our Billings in a period represent amounts related to expiring contract renewals, existing customer expansions and product upgrades, and new customer purchases. As our average prepaid contract term over the past four quarters has averaged 19 months, our Billings in a period are heavily influenced by the expiration of contracts sold in the same period several years prior. As a result, a comparison of current period Billings to prior year Billings may be misleading, as a year-over-year increase/decrease in Billings may infer an expansion/contraction of Total ARR when no such expansion/contraction exists. For this reason, we believe that the change in Total ARR is a more accurate measure of our revenue generating activities.

The table below provides details of our Billings over the trailing six quarters:

(in millions)	Q1-F2021	Q4-F2020	Q3-F2020	Q2-F2020	Q1-F2020	Q1-F2020
Billings	$34.3	$42.2	$24.9	$23.8	$22.0	$31.4

Our average prepaid contract term has generally trended lower in recent quarters, which is a result of our deliberate focus on our sales incentives geared toward maximizing the ARR of our Billings. The average prepaid contract term in Q1-F2021 was 19 months. The average contract term of our customer Billings will fluctuate depending on customer buying patterns, which will impact our operating cash flows.

In Q1-F2021, we generated cash from operating activities of $14.7 million, up from $7.5 million in Q1-F2020. Our Q1-F2021 cash from operations was positively impacted primarily by improved Adjusted EBITDA (as outlined above under “Operating Income and Adjusted EBITDA”) in addition to working capital changes, including higher Billings and collections of accounts receivable, as compared to Q1-F2020.

Liquidity and Capital Resources

We believe Absolute is in a strong financial position, with no debt and the financial resources necessary to fund its operating and capital requirements and to support its business objectives. At September 30, 2020, our cash, cash equivalents and short-term investments were $58.2 million, compared to $47.1 million at June 30, 2020. The Company’s cash and investment position was impacted in Q1-F2021 by cash from operations, an amount of $1.0 million in capital expenditures, and outlays of $2.6 million for dividends and $0.5 million in lease liability repayments. These amounts were offset by the receipt of $0.4 million on stock option exercises and receipts pursuant to the Company’s other employee share-based plans.

On October 30, 2020, we announced the completion of an underwritten public offering (the “Offering”) in the United States and Canada of 6,272,727 Common Shares at a price of $11.00 per Common Share, for aggregate gross proceeds of approximately $69,000,000. Proceeds, net of underwriting fees and expenses of the Offering, are approximately $63,500,000.

Based on current sales and investment plans, management believes that the Company has sufficient capital resources to support its business objectives for the coming year.

Accounts receivable

Accounts receivable balances decreased to $23.9 million at September 30, 2020 (68% of Q1-F2021 Billings) from $29.0 million at June 30, 2020 (69% of Q4-F2020 Billings). The decrease is primarily due to decreased Billings volumes in Q1-F2021 as compared to Q4-F2020.

At September 30, 2020, 3% of the Company’s accounts receivable balance was over 90 days past due, up from 1% at June 30, 2020. At September 30, 2020, accounts receivable included three PC OEM and distributor partners that represented more than 10% of receivables, at 33%, 27%, and 19%, respectively. At June 30, 2020, these three partners comprised 55%, 16%, and 16%, respectively, of our total accounts receivable.

Deferred revenue

Deferred revenue was $148.4 million at September 30, 2020, compared to $142.6 million at June 30, 2020. Deferred revenue is comprised of the unamortized portion of deferred revenue from our Billings, which is amortized ratably to revenue over time.

The scheduled recognition of deferred revenue is as follows:

(in millions)	F2021	F2022	F2023	F2024	F2025	Total
Revenue to be recognized	$69.1	$43.5	$25.3	$8.6	$1.9	$148.4

Current taxes and deferred income tax assets

At September 30, 2020, we had current taxes receivable of $136,000 and current taxes payable of $158,000, compared to current taxes receivable of $nil and current taxes payable of $270,000 at June 30, 2020. In F2021 and F2020, our current tax position in Canada is net of SRED ITCs to be claimed, which are presented as a reduction of research and development expenses. Our current tax receivable primarily relates to payments of tax instalments, and our current taxes payable relates to current taxes in jurisdictions in which we have taxable income.

At September 30, 2020, we had total deferred income tax assets of $21.8 million, compared to $22.3 million at June 30, 2020. These deferred tax assets are primarily attributable to the future benefit of deferred revenue balances, operating tax loss carry forwards in our U.K. operations, and to amounts relating to SRED ITCs in our Canadian operations. Management believes these deferred income tax assets are more likely than not to be realized.

The Company operates in various tax jurisdictions and, accordingly, the Company’s income is subject to varying rates of tax. Losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. The Company’s ability to use income tax losses and future income tax deductions is dependent upon the profitable operations of the Company in the tax jurisdictions in which such losses or deductions arise.

In assessing the recognition of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. To the extent that management believes that the realization of the deferred income tax assets does not meet the more likely than not realization criteria, deferred tax assets are not recognized.

Shareholders’ Deficiency and Outstanding Share Data

At September 30, 2020, Absolute had a shareholders’ deficiency of $40.5 million. In evaluating shareholders’ deficiency, management believes it is important to consider the $148.4 million of deferred revenue carried on the statement of financial position. Deferred revenue represents prepaid (or due to be paid in full on payment terms) and non-refundable revenue, on which we expect to generate high margins when recognized in income, as much of the associated contract acquisition costs are already included in the operating deficit. In addition, any common shares repurchased as part of our fiscal 2016 Substantial Issuer Bid or Normal Course Issuer Bids are recorded at an historical per share average value, and the difference between these amounts and the amount paid is recorded as part of deficit.

In addition, on October 30, 2020, we announced the completion of an underwritten public offering (the “Offering”) in the United States and Canada of 6,272,727 Common Shares at a price of $11.00 per Common Share, for aggregate gross proceeds of approximately $69,000,000. Proceeds, net of underwriting fees and expenses of the Offering, are approximately $63,500,000.

On October 28, 2020, the Company’s common shares (“Common Shares”) began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “ABST”. The Common Shares continue to trade on the Toronto Stock Exchange (the “TSX”), but as of October 29, 2020 the TSX ticker symbol changed from “ABT” to “ABST” to align with the Nasdaq ticker symbol.

At September 30, 2020, the Company had 42,729,625 (November 9, 2020 – 49,002,372) issued and outstanding Common Shares. The following rights to receive Common Shares are issued and outstanding at September 30, 2020:

•

Stock Option Plan: 741,489 (November 9, 2020 – 741,489) stock options granted and outstanding. The stock options have a weighted average exercise price of CAD$7.86 per share and a weighted average term to expiry of 4.0 years. There have been no stock options granted in F2021 to the date of this MD&A.

•

Performance and Restricted Share Unit (“PRSU”) Plan: 756,368 (November 9, 2020 – 756,368) Performance Share Units (“PSUs”) granted and outstanding. The PSUs have a weighted average term to expiry of 4.1 years. There have been 139,510 PSUs granted in F2021 to the date of this MD&A.

•

PRSU Plan: 2,096,712 (November 9, 2020 – 2,093,665) Restricted Share Units (“RSUs”) granted and outstanding. The RSUs have a weighted average term to expiry of 1.6 years. There have been 401,838 RSUs granted in F2021 to the date of this MD&A.

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Employee Share Ownership Plan (“ESOP”): Under the ESOP, employees may purchase Common Shares issued from treasury during two discrete offering periods each year. The issuance price of Common Shares is 85% of the lower of the closing Common Share price on the first and last day of the relevant offering period, and therefore can result in an issuance price that is below the market price of the Common Shares on the date of issuance. A total of 350,000 Common Shares have been reserved for grant under the ESOP, of which 30,508 have been issued as at September 30, 2020 (November 9, 2020 – 30,508).

On October 1, 2019, the Company commenced a TSX-approved Normal Course Issuer Bid (the “2020 NCIB”) that enabled the Company to purchase up to 2,663,275 of its Common Shares for cancellation or return to treasury until September 30, 2020. The 2020 NCIB allowed for the purchase of up to 27,956 Common Shares on a daily basis, except where purchases were made in accordance with “block purchase” exemptions under applicable TSX policies.

In Q1-F2021, the Company did not repurchase any Common Shares under the 2020 NCIB.

Off Balance Sheet Arrangements

We have not entered into any off balance sheet arrangements.

Corporate Developments

On October 20, 2020, we announced the appointment of Steven Gatoff as our Chief Financial Officer. Mr. Gatoff will take his position effective November 10, 2020 and will have responsibility for all global finance, accounting, financial reporting, audit, tax, investor relations, and capital planning functions.

Subsequent Events

Quarterly dividend

On October 19, 2020, we declared a quarterly dividend of CAD$0.08 per share on our common shares, payable in cash on November 30, 2020 to shareholders of record at the close of business on November 13, 2020.

Premises Lease

On October 19, 2020, we entered into a new premises sublease agreement in San Jose, California, U.S.A. The arrangement will meet the criteria for recognition as a lease under IFRS 16, as of October 19, 2020. The rental payment obligation is $58,852 per month, with a lease term from January 1, 2020 through October 31, 2025.

Public Equity Offering

On October 30, 2020, we completed an underwritten public offering (the “Offering”) in the United States and Canada of 6,272,727 Common Shares at a price of $11.00 per Common Share, for aggregate gross proceeds of approximately $69,000,000. Proceeds, net of underwriting fees and expenses of the Offering, are approximately $63,500,000.

The Offering was made in Canada pursuant to a prospectus supplement (the “Supplement”) to Absolute’s short form base shelf prospectus dated August 27, 2020 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, as amended, which went effective with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2020, containing the Supplement and Base Prospectus, and which was filed with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. In addition, on October 28, 2020, the Common Shares commenced trading on Nasdaq under the symbol “ABST”, and on October 29, 2020 the Company’s ticker symbol on the TSX changed also to “ABST”.

Derivative financial instruments

Through November 9, 2020, we entered into additional foreign exchange forward contracts with a notional value of $4,630,000 to hedge Canadian dollar denominated operating expenses.

Quarterly Operating Data

(in USD millions except share and per share data)	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19
Revenue(1)	28.5	27.2	26.1	25.8	25.7	25.3	24.9	24.4

Net income(2)	2.6	2.2	2.3	2.7	3.5	2.0	2.5	1.8

Basic income per share	0.06	0.05	0.05	0.06	0.08	0.05	0.06	0.04

Diluted income per share	0.06	0.05	0.05	0.06	0.08	0.05	0.06	0.04

Adjusted EBITDA(3)	8.1	8.0	6.1	6.2	7.1	4.9	5.8	4.5

Cash from Operating Activities(4)	14.7	11.6	3.7	2.2	7.5	3.5	0.9	1.9

Dividends paid	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.4

Repurchases of Common Shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Number of Common Shares outstanding	42.7	42.5	42.5	42.3	41.8	41.6	41.6	40.6

NOTES:

(1)

Our revenues have increased on a quarterly basis as a result of historical increases in Total ARR, which we believe is a leading indicator for future revenue growth. Total ARR has increased as a result of Net ARR Retention and incremental ARR from New Customers.

(2)	Net income has remained stable throughout the periods presented, and results from improved revenue, increased operating income, and reflecting the impact of changes in income tax expense.
(3)

Please refer to the “Non-IFRS Measures and Key Metrics” section of this MD&A for a description of Adjusted EBITDA. Adjusted EBITDA has improved over the periods presented as a result of improved revenues and stable, or decreased, Adjusted Operating Expenses.

(4)	Cash from Operating Activities has increased in Q1-F2021, and throughout F2020 as compared to F2019 primarily as a result of increased Billings and stable Adjusted Operating Expenses.

Critical Accounting Policies and Estimates

Management considers the Company’s accounting for revenue, contract acquisition assets, and deferred income taxes to be critical accounting policies. An understanding of the accounting policies for these items is important for meaningful analysis of Absolute’s business.

As of the date of this MD&A, the impacts of the COVID-19 pandemic continue to unfold. As a result, many of our estimates and assumptions require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods. See “Risks and Uncertainties” below.

Revenue

We operate a cloud-based service, which leverages patented embedded self-healing Persistence technology residing on a customer’s endpoint computing devices. The service allows a client to maintain visibility and control over its endpoints, and includes features such as reporting and analytics, geotechnology, risk assessment, risk response, and endpoint investigation and recovery. We provide access to the service to our clients on a subscription basis.

We principally derive our revenues from two sources: subscription revenues, which are comprised of subscription fees from customers accessing the Company’s enterprise cloud computing services (collectively, “Cloud Services”); and related professional services such as project implementation and other short-term consulting services, in addition to longer-term services such as device lifecycle and technical account management services. Cloud Services revenue subscriptions are typically for terms ranging between one and five years. Other revenue consists primarily of ancillary business lines such as our consumer and digital subscriber management products.

Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, contingent fees or service level penalties, we include an estimate of the amount we expect to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through application of the following steps:

•	Identification of the contract, or contracts with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the Company satisfies the performance obligations.

We obtain the majority of our customer arrangements through our PC OEM and reseller partners, most of which are based in North America. All revenues are recorded at the net amount received from the reseller, provided that all significant contractual obligations have been satisfied. For direct sales, revenues are recorded at the amount received from the end customer.

Our subscription service arrangements are non-cancelable and do not contain refund-type provisions.

(a)	Subscription and Support Revenues

Subscription and support revenues are comprised of fees that provide customers with access to Cloud Services, software licenses and related support and updates during the term of the arrangement.

Cloud Services arrangements allow customers to use our hosted software without taking possession of the software. Revenue is generally recognized ratably over the contract term.

We typically invoice our reseller partners upon execution of the contract and fulfillment of services to the end customer. We typically execute a new contract for subsequent renewals or follow on orders. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue.

(b)	Professional Services and Other Revenues

Our professional services contracts are generally on either a fixed fee or subscription basis. These revenues are recognized on a proportional performance basis for fixed price contracts, and ratably over the contract term for subscription managed professional services contracts.

Revenues for our consumer products are generally recognized on a subscription fee basis as described above under “Subscription and Support Revenues”. Revenues for our digital subscriber management products are typically recognized in arrears pursuant to the terms of those arrangements.

Significant Judgments - Contracts with Multiple Performance Obligations

We enter into contracts with our customers that may include promises to transfer multiple Cloud Services and professional services. A performance obligation is a commitment in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Cloud Services are distinct as such services are often sold separately. In determining whether professional services are distinct, we consider the following factors for each type of professional services agreement: the availability of the services from other vendors; the nature of the professional services; the timing of when the professional services contract was signed in comparison to the start date of any related Cloud Services; and the contractual dependence of the professional services on the Cloud Services.

We allocate the transaction price to each distinct performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which we would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

We determine SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the customer demographic, the geographic area where services are sold, price lists, its go-to-market strategy, historical sales and contract prices. As our go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.

In certain cases, we are able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company generally uses a range of SSP when it has observable prices.

If SSP is not directly observable, for example when pricing is highly variable, the Company uses a range of SSP. The Company determines the SSP range using information that may include market conditions or other observable inputs. The Company may have more than one SSP for individual products and services due to the stratification of those products and services by customer size, geography, and the other factors noted above.

Contract Acquisition Assets

Incremental costs of obtaining sales contracts are capitalized and amortized. These costs are presented as separate current and non-current assets in the consolidated statement of financial position. Costs incurred to acquire new customer contracts are amortized over the estimated period of benefit, including renewal periods, unless additional costs are anticipated to be incurred to obtain renewal contracts and those costs are commensurate with the costs incurred to obtain the contract originally.

The capitalized amounts consist primarily of sales commissions paid to the Company’s direct and indirect sales force. Capitalized amounts also include: amounts paid to employees other than the sales force who earn incentive payouts under annual compensation plans that are tied to the value of contracts acquired; the associated payroll taxes associated with the payments to the Company’s employees; and to a lesser extent, costs incurred under a branding agreement with a third party, and success fees paid to partners in emerging markets where the Company has a limited presence.

As noted above, contract acquisition assets are amortized on a straight-line basis commensurate with the average term of the contracts acquired related to the payments made. The capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates, or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.

Amortization of contract acquisition assets is included in sales and marketing expense in the consolidated statement of operations.

Deferred Income Taxes

The Company has recognized deferred tax assets on its Statement of Financial Position. Each reporting period, management assesses the likelihood of realizing deferred tax assets. Where management considers that it is more likely than not that some portion or all of the future tax assets will be realized, the estimated realizable value of the future tax asset is recognized on the statement of financial position. The net income or loss after income taxes can vary widely in periods where tax assets are recognized and such variances could result from a material write-down or increase in the estimated value of the Company’s deferred tax assets.

Derivative financial instruments and hedge accounting

The Company enters into derivative financial instruments such as foreign exchange forward contracts to manage its exposure to foreign exchange rate risks. The Company does not use derivative financial instruments for speculative purposes.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently measured to their fair value at each reporting date. The Company records all derivative instruments at fair value on the consolidated statements of financial position. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates and forward rates and therefore fall into Level II of the fair value hierarchy.

The Company designates foreign exchange forward contracts as hedging instruments. Hedges of foreign exchange risk are accounted for as cash flow hedges.

For derivative instruments designated as cash flow hedges, the entire change in the value of the hedging instrument included in the assessment of hedge effectiveness is initially reported as a component of other comprehensive income (“OCI”), net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated unrealized gains and losses in OCI are recognized in income at that time.

The Company designates the full change in the fair value of a foreign exchange forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

For any derivative instruments that do not meet the requirements for hedge accounting, or for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability or forecasted transaction.

Financial Instruments

Foreign exchange

We enter into foreign exchange forward contracts to minimize our exposure to foreign exchange rate risks. These contracts have been designated as cash flow hedges. The maturity dates of these instruments range from August 2020 to June 2021. As at September 30, 2020, the net unrealized gain on these forward contracts was $30,227 (June 30, 2020 – nil). Unrealized gains were recorded in trade and other receivables and other comprehensive income (“OCI”). As at September 30, 2020, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next 9 months.

For the three months ended September 30, 2020, a gain of $30,227 relating to the effective portion was recognized in OCI and there was nil reclassified from OCI into income relating to the effective portion.

Credit risk

We are exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. We mitigate this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. Our exposure to credit loss and market risk will vary over time as a function of currency exchange rates. We measure our counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, we deem the credit exposure to that counterparty to be $nil. As at September 30, 2020, we had a credit risk exposure to counterparties with outstanding or unsettled foreign exchange derivative instruments of $30,227 on a notional amount of $14,900,000 relating to derivative assets (June 30, 2020 – $nil).

New Accounting Pronouncements

Certain pronouncements have been issued by the International Accounting Standards Board that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company’s consolidated financial statements upon adoption.

Evaluation of Disclosure Controls and Internal Controls over Financial Reporting

Disclosure controls and procedures

The Company has disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to Absolute is disclosed on a timely basis. Management has reviewed the Company’s disclosure controls and concluded that they were effective during the reporting period.

The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of Management’s Discussion and Analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this MD&A and the associated interim consolidated financial statements were being prepared.

Internal control over financial reporting

The Company’s management, with the participation of its CEO and CFO, are also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the CEO and CFO, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s disclosure controls or internal control over financial reporting during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s CEO and CFO will certify Absolute’s Q1-F2021 filings with the Canadian securities regulatory authorities.

Risks and Uncertainties

This section describes the principal risks that could have a material and adverse effect on the Company’s business, products, reputation, financial condition, stock price, operating results, and/or prospects. In addition to the risks outlined in this MD&A, there may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which may also have a material adverse effect on the Company’s business, products, reputation, financial condition, stock price, operating results, and/or prospects. In addition to the other information set forth elsewhere in this MD&A, in the AIF, and in the Company’s other public disclosure filings, current and prospective investors should carefully review the risk factors set forth below. Our discussion in this section is qualified in its entirety by the cautions regarding forward-looking statements at the beginning of this MD&A.

The COVID-19 pandemic could negatively affect our business, operations, future financial performance and the market price of our Common Shares.

The continuing global health, social, political and economic implications of the COVID-19 pandemic are highly unpredictable and could have significant impacts on our business, operations, future financial performance, and the market price of our Common Shares. As a result of the scale of the pandemic and the speed at which the global community has been impacted, our current and future financial performance, including our quarterly and annual revenue growth rates and expenses as a percentage of our revenues, may differ significantly from our historical performance, and our future operating results may fall below expectations. The impacts of the pandemic on our business, operations, and future financial performance could include, but are not limited to:

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A significant decline in revenue as customer spending slows due to an economic downturn and/or as customer demand otherwise decreases. This may result in customers or potential customers electing not to purchase or reducing their purchase of our service or purchasing more inexpensive devices which do not have our technology embedded. This decline in revenue could persist through and beyond a recessionary period.

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Adverse impacts to our growth rates, cash flows, and margins—particularly if expenses do not decrease across our business at the same pace as revenue declines. Many of our expenses are less variable in nature and may not correlate to changes in revenues, such as depreciation and other costs associated with our hosting operations and office facilities, customer support, and other infrastructure maintenance costs. As such, we may not be able to decrease them significantly in the short-term, or we may choose not to significantly reduce them in an effort to remain focused on our long-term outlook and opportunities.

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Major disruptions to the respective businesses of our principal PC OEM and other partners which could have a material impact on our business, operations, prospects and revenues, and accordingly our financial position.

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Significant supply chain constraints such that we cannot procure the servers and other technology infrastructure needed to deliver our services to our customers. Supply chain constraints could also affect our ability to sell via our PC OEM and other partners in conjunction with their hardware sales. Increased pricing of these components could also affect infrastructure costs to deliver our services.

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The COVID-19 pandemic has caused organizations globally to rapidly and broadly shift to remote working, which has resulted in certain inherent productivity, connectivity, and oversight challenges. Continued and/or new governmental lockdowns, restrictions, or regulations arising from the COVID-19 pandemic which restrict the movement of people in the jurisdictions in which we operate could significantly impact the ability of our employees, partners, customers, and vendors to work productively. Governmental restrictions have been globally inconsistent and it is not clear if and when a return to worksite locations or travel will be permitted or for how long or what restrictions will be in place in these jurisdictions at any given time. The extent and/or duration of ongoing workforce restrictions and limitations could impact our ability to enhance, develop, and support existing products and services, hold sales, marketing, and employee events, and generate new sales leads, among others. In addition, the changed environment under which we are operating could have an impact on our internal controls over financial reporting as well as our ability to meet a number of our compliance requirements in a timely manner.

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Ongoing significant foreign exchange volatility which could materially impact our revenues that are denominated in foreign currencies and our ability to hedge our foreign exchange exposure. Additionally, volatility in debt and equity markets could affect the values of our debt and equity holdings and the realized gains or losses on the disposition of those holdings.

If organizations do not adopt cloud-based SaaS-delivered endpoint security products, our ability to grow our business and results of operations may be harmed.

We believe our future success will depend on the growth, if any, in the market for cloud-based SaaS-delivered information security products. The use of SaaS solutions to manage and automate security and IT operations is rapidly evolving. As such, it is difficult to predict its potential growth, if any, customer adoption and retention rates, customer demand for our solutions, or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and those of our competitors. If our solutions do not achieve widespread adoption or there is a reduction in demand for our products due to a lack of customer acceptance, technological challenges, competing products, privacy concerns, decreases in corporate spending, weakening economic conditions or otherwise, it could result in early terminations, reduced customer retention rates, or decreased revenue, any of which would harm our business, results of operations, and financial results. We do not know whether the trend in adoption of cloud- based SaaS-delivered endpoint security products we have experienced in the past will continue in the future.

Furthermore, if we or other SaaS security providers experience security incidents, loss or disclosure of customer data, disruptions in delivery, or other problems, the market for SaaS products as a whole, including our information security products, will be negatively affected. You should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market.

Our estimates of market opportunity and market and revenue growth may prove to be inaccurate and even if the market in which we compete achieves the estimated growth, our business could fail to grow at similar rates, if at all.

We focus on four key performance metrics: revenue, Adjusted EBITDA, the change in Total ARR (resulting from Net ARR Retention and ARR from New Customers) and cash from operating activities. Due to, among other things, the evolving SaaS business model and the unpredictability of our emerging and competitive category of information security products, we may not be able to accurately forecast the rate of adoption of our services and hence our revenue growth and profitability. We base our current and future expense levels and our investment plans on estimates of future revenue growth. We may not be able to adjust our spending quickly enough if the rate of new or renewed subscriptions falls short of our expectations. In addition, the significant competition we face in the sales of our products and services and general economic and business conditions (including foreign exchange rates) can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable, we may need to lower our prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results. Also, our operating results may fluctuate significantly on a quarterly basis. In addition, we expect that COVID-19 and its effects on the global economy and on our current and prospective customers could impact our revenue growth rate. Accordingly, period-to-period comparisons of our operating results may not necessarily be a meaningful indicator of future performance.

Our business model and future growth are substantially dependent on the success of our relationships with our PC OEM partners.

Our Persistence technology and product and sales strategies are heavily dependent on our ability to maintain our embedded basic input/output system(BIOS)/unified extensible firmware interface (UEFI) and firmware positions with our PC OEM partners. In addition, we generate a substantial portion of our revenue through PC OEM channels and other distribution partners. Our solutions (including our Persistence technology) may compete with other solutions developed and/or marketed by a PC OEM or other distribution partner or otherwise lose favour with these partners. Our PC OEM and other distribution partners may also cease or reduce marketing our solutions with limited or no notice and with little or no penalty. Our PC OEM and other distribution partners generally have no obligation to maintain or renew their contractual arrangements with us and generally may terminate such arrangements with limited notice and/or transition periods. New PC OEM and distribution partners require extensive training and could take many months or more to achieve productivity. If any of our PC OEM partners elect to not embed, or reduce the prevalence of, our Persistence technology or favour competing products, we may have to change our product strategies, which could have a material adverse effect on our business, operating results and financial condition. In addition, if any of our PC OEM or other distribution partners cease or reduce marketing our solutions and/or experience reductions in sales of our solutions and/or we fail to manage these important sales and distribution channels effectively, we may have to change our sales strategies, which could have a material adverse effect on our business, operating results and financial condition.

Current and future global economic and political volatility and uncertainty may negatively impact our financial performance and results of operations as well as our ability to predict future spending requirements and growth, if any.

Current and future global economic, political and social conditions remain volatile and uncertain, especially due to the COVID-19 pandemic. As a result, it is difficult to estimate the level of growth or contraction for the global economy as a whole. It is even more difficult to estimate economic growth or contraction in various sectors and regions, including the markets in which we operate. Because all components of our budgeting and forecasting are dependent upon estimates of growth or contraction in the markets we serve and the demand for our products and services, the prevailing economic uncertainties render estimates of future income and expenditures very difficult to make. Adverse changes may occur as a result of the impact of the COVID-19 pandemic or the continued prevalence of public health crises, wavering consumer confidence, unemployment, declines in stock markets, contraction of credit availability, declines in real estate values, stagnant economic conditions, increasing nationalism and protectionism, trade tensions and tariff uncertainty, political deadlock, social unrest or other factors affecting economic conditions generally. These changes may negatively affect the sales of our services and, therefore, may impact our ability to meet our targets for Total ARR, revenue, Adjusted EBITDA and cash from operating activities.

If we are unable to attract new customers, our future results of operations could be harmed.

To expand our customer base, we need to convince potential customers to allocate a portion of their discretionary budgets to purchase our solutions. Our sales efforts often involve educating our prospective customers about the uses and benefits of our solutions. Organizations that use other forms of network and/or endpoint security products for their IT security may be hesitant to purchase our solutions if they believe that these products are more cost effective, provide substantially the same functionality as our solutions or provide a level of information technology security that is sufficient to meet their needs. We may have difficulty convincing prospective customers of the value of adopting our solution. Even if we are successful in convincing prospective customers that a persistent solution like ours is critical to protect against cyberattacks, they may not decide to purchase our solutions for a variety of reasons, some of which are out of our control. For example, any deterioration in general economic conditions, including a downturn due to the COVID-19 pandemic, may cause our prospective customers to cut their overall security and information technology operations spending, and such cuts may fall disproportionately on cloud-base security solutions like ours. Economic weakness, customer financial difficulties, and constrained spending on security and information technology operations may result in decreased revenue, reduced sales, lengthened sales cycles, increased churn, and lower demand for our products and adversely affect our results of operations and financial condition. If organizations do not continue to adopt our solutions, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.

If our customers do not renew their subscriptions for our solutions, our future results of operations could be harmed.

In order for us to maintain or improve our financial and operational results, it is important that our existing customers renew their subscriptions for our solutions when existing contract terms expire and that we expand our commercial relationships with our existing customers by selling and deploying them more endpoints in their environments, selling additional types of services and/or moving these customers to higher tiers of our solutions. Our customers typically have no obligation to renew their subscription for our solutions after the expiration of their contractual subscription period and, in the normal course of business, some customers have elected not to renew. In addition, our customers may seek to renew for shorter contract subscription lengths, reduce the number of endpoints deployed in their environment or downgrade to lower tiers of our solutions. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our services, our pricing, customer security and networking issues and requirements, our customers’ spending levels, decreases in the number of endpoints to which our customers deploy our solutions, mergers and acquisitions involving our customers, industry developments, competition and general economic conditions. If our efforts to maintain and expand our relationships with our existing customers are not successful, our business, results of operations and financial condition may materially suffer.

If we do not adapt our technology to be compatible to new operating systems, our business, operating results and financial condition could be harmed.

We have designed the majority of our services to operate on certain generations of Microsoft Windows and other operating systems. The development by Microsoft Corporation of new versions of Windows and/or upgrades or updates to Windows or other operating systems and/or the market adoption of these or other operating systems developed by other vendors may have an adverse effect on our business if we are not able to adapt our technology to be compatible with these new operating systems. In addition, end users may want to deploy our products and services in computing environments with operating systems, software and/or hardware different than those in which we test our products and services before release or where our products are not compatible. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Furthermore, we may not be able to correct any defects or errors or promptly address any vulnerabilities or compatibility issues with our products which could have a material adverse effect on our business, operating results and financial condition.

We may be unable to maintain or grow our sales in the educational vertical, which would harm our business, operating results and financial condition.

We have historically generated a significant portion of our revenue from the education vertical, specifically K-12 organizations. In certain recent past quarters, we have seen volatility and declines in the Total ARR in the education vertical, which we believe reflect a secular trend specific to this sector. While customers in the enterprise and government sectors generally associate the value of our solutions with the protection of information, many of our customers within the education sector have historically associated the value of our solutions with the protection and recovery of devices. We continue to experience a shifting trend in the mix of devices that customers in the education vertical are purchasing, away from higher cost devices to lower cost, cloud-based devices. We have yet to see this shifting trend stabilize and, as a result, we have experienced pressure on our average selling prices and our Net ARR Retention in the education sector.

During our fiscal quarters ended June 30 and September 30, 2020, the COVID-19 pandemic caused an increasing number of schools to procure and seek to secure mobile computing systems for students, teachers and administrators in order to stand up and secure distance and hybrid learning programs. This led to increased demand for our solutions and increased revenues from our education vertical. However, there is no assurance that this vertical trend will continue into coming quarters or permanently, or that we will continue to see increased demand and increased revenue from the education vertical as a result of the impacts of the COVID-19 pandemic.

Furthermore, we believe that our current and intended future investments in our Intelligence initiative will result in product enhancements that will assist educators in gaining valuable insights into the value of their technology investments as well as assist them in managing their diverse technology landscapes. However, these enhancements are still being developed and gradually introduced to the market, and therefore their continuing impact on our education business remains to be proven. As a result, we expect results in the education vertical to continue to fluctuate in the near term. A continued decline of sales in our education vertical could materially affect our business and financial condition, especially if such revenue loss is not adequately offset by revenue growth in our other verticals.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have a negative effect on our business and results of operations.

Our future growth depends, in part, on increasing sales to government organizations in the United States and elsewhere. Demand from government organizations is often unpredictable, can be subject to budgetary uncertainty, can involve additional technical and/or security requirements, and typically involves long sales cycles. Selling to governmental agencies can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale. Governments may also impose certification requirements applicable to our products, which may change from time to time, resulting in additional compliance costs. Government demand and payment may be impacted by budgetary cycles and funding authorizations, resulting in funding reductions and delays. Governments also routinely investigate and audit government contractors’ administrative processes, and unfavourable audit findings could result in termination of sales contracts or cessation of sales. There can be no assurance that our investments in the government sector will be successful or that we will be able to maintain or grow our revenue from the government sector. Government sales are subject to a number of challenges and risks that may harm our business, financial condition and results of operations.

If we are unable to keep pace with technological and marketplace change and trends, including market adoption of certain mobile computers and other mobile devices, our business, operating results and financial condition would be harmed.

The market for our products continues to evolve and continued growth and demand for, and acceptance of, these products remains uncertain. In addition, other emerging technology and products may impact the viability of the market for our products. Our continued success will depend upon our ability to keep pace with technological and marketplace change and to introduce, on a timely and cost-effective basis, new and enhanced products that satisfy changing customer requirements and achieve market acceptance. There can be no assurance that we will be able to respond effectively to changes in technology or customer demands. Moreover, there can be no assurance that our competitors or current partners (including PC OEMs) will not develop competitive products or that any such products will not have an adverse effect upon our business, financial condition or results of operations.

Our products and technologies are not available for all existing and emerging mobile computers and other mobile devices that are or will be available in the marketplace, and some features of our products are offered for only some devices. For example, our Persistence technology is not currently embedded in Apple Inc. devices or on Google Chromebooks. We target our product development efforts towards those devices and operating systems that we believe have the best strategic value for us. We may not be successful in identifying future trends in the marketplace for these devices on a timely basis, or in creating or adapting our products and features for enough of the devices that are available. If the present decline in personal computer and tablet sales continues, or if our customers replace their existing mobile computers and mobile devices with other devices for which we have not developed products, our revenue may decline and our results from operations may be adversely impacted.

We may not timely and cost-effectively scale and adapt our existing technology to meet our customers’ performance and other requirements.

Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our solutions grow. In order to meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our products and cloud infrastructure operations. These technologies are often advanced, complex, new and untested, and we may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our solutions, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our solutions and we may be unable to compete as effectively and our business and results of operations may be harmed.

If our solutions fail or are perceived to fail to detect or prevent incidents or have or are perceived to have errors, vulnerabilities or defects, our brand and reputation would be harmed, which would negatively affect our business and results of operations.

The software technology enabling our software services is complex and, despite testing prior to their release, the related application software may contain errors, vulnerabilities or defects, especially when upgrades or new versions are released. Any errors or vulnerabilities that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs, liability claims and our end-customers’ unwillingness to buy products from us. In addition, it is possible that our product may become the subject of a third-party attack or disruption, whether malicious or otherwise. This could detrimentally affect the persistence of our technology, which could have a material adverse effect on our business.

Internal or external security incidents or breaches could expose us to a risk of loss of sensitive and confidential information, which could result in litigation or liability and negatively impact our reputation, business, results of operations and financial condition.

Our service involves the storage, processing and transmission of significant amounts of data which may include certain personally identifiable information and protected health data depending on applicable legal definitions and parameters in different jurisdictions. Internal or external security incidents or breaches could expose us to a risk of loss of this information, litigation and possible liability. If our data security measures are inadequate or interfered with or breached as a result of third-party action, employee error, malfeasance or otherwise, during the transfer of data to additional data centers or at any time, and, as a result, someone obtains unauthorized access to our data or our customers’, partners’ or employees’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. We remain potentially vulnerable to additional known or unknown threats that elude our detection, investigation and prevention efforts, and we may be unable to anticipate new attack techniques or may not have time to implement adequate preventative measures, including recommended upgrades, patches or improvements for individuals or entities utilizing unlicensed or outdated versions of our product or agent. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales, channel partners and existing and potential customers. In addition, our customers may authorize third-party service providers to access their customer data. Because the control of these third-party service providers is undertaken by our customers, we cannot ensure the complete integrity or security of such transmissions or processing.

As a cybersecurity provider, we have been, and expect to continue to be, a target of cyberattacks. If our internal networks, systems, or data are or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.

Increasingly, organizations are subject to a wide variety of attacks on their networks. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse, denial of service attacks, ransomware, malware and sophisticated government and government-supported actors now engage in incidents and attacks (including advanced persistent threat intrusions), and add to the risks to our internal networks and the information they store, manage and process. It is virtually impossible for us to entirely mitigate these risks (especially as it relates to unlicensed or outdated versions of our product or agent). Any such security incident or breach could compromise our networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks could be accessed, publicly disclosed, lost, or stolen, which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity (through research reports or otherwise), loss of partners, end-customers and sales, increased costs to remedy any problem, and costly litigation and may result in our business, operating results and financial condition being materially adversely affected.

We are subject to various data protection, security and privacy laws and regulations, which may result in increased compliance costs for our products. Our failure, or that of our partners or customers, to comply with any such laws or regulations may harm our reputation and negatively affect our business, results of operations and financial condition.

Our business and certain data that we collect, analyze, store and process is subject to laws, regulations, and industry standards concerning privacy, data protection, information security, and electronic and telecommunications services in the United States, Canada, the European Union and other jurisdictions in which we operate or may operate (collectively, “Privacy and Data Protection Laws”). The U.S. federal government, and various U.S. state governments, have adopted or proposed limitations on the collection, distribution, use, and storage of certain categories of information, such as personally identifiable information of individuals, personal health information, and other sector-specific types of data, including the Federal Trade Commission, the Electronic Communication Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act, the Gramm Leach Bliley Act, and the California Consumer Privacy Act of 2018. Laws and regulations outside the United States, and particularly in Europe, such as the European General Data Protection Regulation, often are more restrictive than those in the United States. Such laws and regulations may require companies to implement privacy and security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personally identifiable information for certain purposes. In addition, some governments require that any information of certain categories collected in a country not be disseminated outside of that country. We also may find it necessary or desirable to join industry or other self-regulatory bodies or other information security or data protection-related organizations that require compliance with their rules pertaining to information security and data protection. We also may over time be bound by additional, more stringent contractual obligations relating to our actual or potential collection, use and/or disclosure of personal, financial, health, and other sensitive data.

We also expect that there will continue to be new Privacy and Data Protection Laws, and existing Privacy and Data Protection Laws may be interpreted in new manners in the future. We have already incurred certain expenses in establishing and maintaining our compliance with the obligations imposed by existing Privacy and Data Protection Laws, and new developments with respect to Privacy and Data Protection Laws could require us to modify our solutions, restrict our business operations or impair our ability to maintain and grow our customer base and increase our revenue. In the event a court or regulator determines that we have not complied with Privacy and Data Protection Laws, we may be subject to fines and public censure. The costs of compliance with, and other burdens imposed by, evolving Privacy and Data Protection Laws that are applicable to the businesses of our customers may also limit the use and adoption of our service and reduce overall demand for it.

These costs and outcomes could negatively affect our business, results of operations and financial condition.

If we do not effectively manage our future growth, including by effectively expanding and training new employees, our business and results of operations will be negatively affected.

We have remained focused on sales growth. This has resulted, at times, in increasing headcount and operational costs to generate and support this growing customer base, which has placed, and will continue to place, to the extent that we are able to sustain such growth, significant strain on our management, administrative, operational and financial infrastructure. We anticipate that further growth will be required to address increases in the customer base, further development of our products and expansion into new geographic areas, amongst other areas of our business and operations. Further growth will require us to continue to hire, train and manage new employees as needed. If new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating new employees, or if we are not successful in retaining existing employees, our business may be harmed. In addition, we may look to expand our engineering and sales teams in an attempt to increase sales growth. Such sales growth may not match or exceed the increase in operating costs associated with hiring, training, managing and integrating of such employees, which could harm our business, results of operations and financial condition.

Our efforts to market and sell our products to larger enterprise customers will result in greater costs and may not be successful.

As we continue to direct more sales efforts at larger enterprise customers, we could face greater costs, less favourable commercial and contract terms and conditions, greater due diligence and technical scrutiny, longer sales cycles, less predictability in completing some sales and greater fluctuation in sales and cash flow in quarters where these large deals conclude. In this market segment, the customer’s decision to use our service or products may be an enterprise-wide decision and, if so, these types of sales may require us to provide increased product discounts, additional global support and professional services, increased service level availability, greater levels of education and training regarding the use and benefits of the service, as well as education regarding privacy and data protection laws and regulations to prospective customers with international operations. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting sales and professional services resources to a smaller number of larger transactions. If we are not successful in selling to larger enterprise customers and incur additional costs in these marketing and selling efforts, our business, results of operations and financial condition could be harmed.

If we are not able to maintain and enhance our brand and our reputation as a provider of high-efficacy security solutions, our business, results of operations and financial condition may be harmed.

We believe that developing and maintaining awareness of our proprietary corporate and product brands in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Further, we believe in the increased importance of brand recognition as competition in our market intensifies. Successful promotion of our brands will depend largely on the effectiveness of our marketing and communications efforts and on our ability to provide reliable secure and useful services at competitive prices. If we fail to successfully promote, maintain, and protect our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on brand-building efforts, which would harm our business, results of operations and financial condition. In addition, any negative publicity about us, including about the efficacy and reliability of our technologies, our product offerings, our professional services and the partners or customers we work with, even if inaccurate, could negatively affect our reputation and brand.

Our business may be impacted by the cyclical and seasonal nature of PC and other device purchases by our customers, which may result in fluctuation of our results of operations.

Our business may be impacted from time to time by the general cyclical and seasonal nature of personal computer and other device purchases by corporate, education and governmental entities. For instance, in the education sector, greater technology purchases tend to occur in the fourth quarter of our financial year, in line with school-year-end purchasing cycles. Other factors which may create cyclical fluctuations include the development and adoption of new operating system software, the expiry of leases on devices or the introduction of newer or more advanced devices, legal and regulatory requirements, and the timing of contract renewals between our partners and their own customers. Since some of our revenue from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the United States or internationally will not have a material adverse effect on our business.

Competitive pricing pressure may reduce our gross profits and negatively affect our financial results.

If we are unable to maintain our current customer pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, results of operations, and financial condition would be harmed. The subscription prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new solutions by our competitors, or promotional programs offered by us or our competitors. Competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions, which could result in downward pressure on our customer pricing and reduce our gross profits.

We face intense competition and could lose market share to our competitors, which could negatively affect our business, financial condition, and results of operations.

It is possible that new competitors will enter the markets we operate in. Several potential competitors (including PC OEMs) are marketing or have announced the development of products and related patents that could be in direct competition with us. In addition, as we develop new products and services, we may begin competing against companies with whom we did not previously compete. Many of these competitors have greater financial, technical, marketing, sales and other resources, greater name recognition, longer operating histories and a larger base of customers than we do. They may be able to devote greater resources to the development, promotion and sale of services than we can and they may offer lower pricing than we do. Further, they may have greater resources for research and development of new technologies, the provision of customer support and the pursuit of acquisitions, or they may have other financial, technical or other resource advantages. Our larger competitors may have substantially broader and more diverse product and services offerings as well as routes to market, which allows them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our solutions. Further, many competitors that specialize in providing protection from a single type of security threat may be able to deliver these targeted security products to the market quicker than we can or may convince organizations that these limited products meet their needs. Even if there is significant demand for cloud-based security solutions like ours, if our competitors include functionality that is, or is perceived to be, equivalent to or better than ours in legacy products that are already generally accepted as necessary components of an organization’s IT security architecture, we may have difficulty increasing the market penetration of our products. Furthermore, even if the functionality offered by other security and device management solutions providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of adding products from additional vendors like us. Further, conditions in our market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by our competitors or continuing market consolidation. Accordingly, competition could have a material adverse effect on our business, financial condition and results of operations.

Our future sales growth and success depends in part on our continued research and development efforts.

We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain and develop our solutions and maintain and enhance our competitive position. We recognize the costs associated with these research and development investments earlier than the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we spend significant resources on research and development and are unable to generate an adequate return on our investment, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party hosting facilities and our own facilities to host and operate our service, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our products, which could cause our business to suffer.

We currently serve our customers from facilities that include third-party hosting facilities located on the west coast of both Canada and the United States and certain cloud service providers. Damage to, or failure of, our and our vendors’ systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable. In addition, pandemics or other public health crises, acts of terrorism, and other political and economic unrest could cause disruptions in our and our vendors’ service reliability and in the economy.

As part of our current disaster recovery arrangements, redundant hardware is deployed where possible in all production customer environments. Production data is backed up onto encrypted media and taken offsite. The recovery procedures and encryption keys are held remotely by our employees, so that the systems can be restored in the event of a site-wide disaster. Despite these arrangements, there can be no assurance that they will prevent disruptions or interference of our service and operations. Other than contractual assurances and agreed to controls, we do not control the operation of any of these facilities and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, pandemics or other public health crises, telecommunications failures and other events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the delivery of our products and our services, which would negatively impact our business, results of operations and financial condition.

The success of our business depends in part on our ability to develop, protect and enforce our intellectual property rights.

Our revenue, cost of revenue, and expenses may suffer if we cannot continue to protect our intellectual property rights, or if third parties assert that we violated their intellectual property rights. We rely upon patent, copyright, trademark and trade secret laws in the United States and Canada and similar laws in other countries, and agreements with employees, customers, suppliers and other parties, to establish and maintain intellectual property rights in, amongst other items, our Persistence technology platform. The industry in which we compete may include new or existing entrants that own, or claim to own, intellectual property, and we have received, and may receive in the future, assertions and claims from third parties that our products infringe on their patents or other intellectual property rights. Litigation has been and in the future may continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Any of our direct or indirect intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly or delayed product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of Canada or the United States. Therefore, in certain jurisdictions we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. Third parties also may claim that we or our customers or partners that we indemnify are infringing upon their intellectual property rights. These claims can be time consuming and costly to defend and divert management’s attention and resources away from the business.

In addition, our research and development activities and commercial success depend in part upon our ability to develop new or improved technologies and products and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. We own rights to patented and patent pending technologies in the United States, Canada and other countries. We may not be able to develop new technology that is patentable, new patents may not be issued in connection with our pending applications, allowed claims may not be sufficient to protect our new technology, and patents may not be obtained by us in every jurisdiction where our products are sold. Furthermore, any current or future issued patents could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage. New entrants to the field may have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights, for technologies similar to those that we have made or may make in the future. Since publication or public awareness of new technologies often lags behind actual discoveries, we cannot be absolutely certain that we were the first to develop the technology covered by our pending patent applications or that we were the first to file patent applications for the technology. In addition, the disclosure in our new patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurance that our new patent applications will result in enforceable patents, nor can the breadth of allowed claims in our patents, and their enforceability, be predicted. Even if our patents are held to be enforceable, others may be able to design around these patents or develop products similar to our products that are not within the scope of these patents.

Claims by others that we infringe their proprietary technology or other intellectual property rights could result in significant costs and substantially harm our business, financial condition, results of operations, and prospects.

Claims by others that we infringe their proprietary technology or other intellectual property rights could harm our business. A number of companies in our industry hold a large number of patents and also protect their copyright, trade secret and other intellectual property rights, and companies in the networking and security industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. As we face increasing competition and grow, the possibility of intellectual property rights claims against us also grows. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us. From time to time, third parties may in the future assert claims of infringement of intellectual property rights against us.

Third parties may in the future also assert claims against our customers or PC OEM partners. As the number of products and competitors in the security and IT operations market increases and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. In addition, future litigation may involve non-practicing entities, companies or other patent owners who have no relevant product offerings or revenue and against whom our own patents may therefore provide little or no deterrence or protection. Any claim of intellectual property infringement by a third party, even a claim without merit, could cause us to incur substantial costs defending against such claim, could distract our management from our business and could require us to cease use of such intellectual property.

Additionally, our insurance may not cover intellectual property rights infringement claims that may be made. In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be negatively affected. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected products, subscriptions or services, effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from making, using or distributing certain products, providing certain subscriptions or performing certain services or that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business, financial condition and results of operations.

Some of our technology incorporates “open source” software, which could negatively affect our ability to sell our products and subject us to possible litigation.

Certain of our products and subscriptions contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products and subscriptions. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Many of the risks associated with use of open source software cannot be eliminated and could negatively affect our business. In addition, the wide availability of source code used in our solutions could expose us to security vulnerabilities.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public, including authorizing further modification and redistribution, or otherwise be limited in the licensing of our services, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our solutions, require us to re-engineer all or a portion of our technologies, and could reduce or eliminate the value of our services. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us.

The terms of many open source licenses have not been interpreted by U.S. and Canadian courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products and subscriptions incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products and subscriptions will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our solutions. Responding to any infringement or noncompliance claim by an open source vendor, regardless of its validity, discovering certain open source software code in our technologies and products, or a finding that we have breached the terms of an open source software license, could harm our business, results of operations and financial condition.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

We currently incorporate, and will in the future incorporate, technology that we license from third parties into our solutions. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell solutions and services containing that technology would be limited, and our business could be harmed. Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive solutions and increase our costs. As a result, our margins, market share, and results of operations could be harmed.

We may incur losses associated with foreign currency fluctuations.

Our reporting and functional currency is the United States dollar. However, a significant portion of operating expenses is denominated in Canadian dollars. As a result, we are exposed to fluctuations in the Canadian dollar exchange rate for which we have not entered into foreign exchange hedges. Currency markets by their nature are volatile and have seen increased volatility recently due to the COVID-19 pandemic. A significant appreciation of the Canadian dollar relative to the U.S. dollar could materially impact our profitability. In addition, we will be exposed to greater foreign exchange risk from other countries as our operations, and our operating expenses, expand in foreign jurisdictions.

If we are unable to attract and retain qualified personnel, our business could be harmed.

Our future performance depends in part upon attracting and retaining key technical, sales and management personnel. There can be no assurance that we can retain these personnel and continue to recruit required talent quickly enough and with the skills required to enable us to execute on our business plans. Effective and thorough succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The loss of any key employee, or the inability of a key employee to work for a prolonged period of time (for example, as a result of the illness of a key employee or the inability of a key employee to work due to government restrictions), could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of our initiatives and our results of operations.

Competition for people with the specific skills that we require is significant in the industry in which we operate and in the Vancouver, B.C., Austin, Texas, Silicon Valley in California, and Ho Chi Minh City, Vietnam areas where we have a substantial presence and require highly skilled personnel and, as a result, we may face difficulties in attracting, retaining and motivating employees. In addition, periodic changes to the organizational structure, geographic focus and concentration and compensation plans for our sales organization may be disruptive and may impact our sales cycle or alter the average cost of revenue. The inability to obtain key employees or the loss of the services of our key employees and related severance or termination payments could have a material adverse effect on our business, operating results and financial condition.

In addition, we believe that our corporate culture fosters innovation, creativity, diversity, and teamwork. As our organization grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments to ever-changing circumstances, such as during times of a natural disaster or pandemic (including COVID-19), and these changes could impact our ability to compete effectively or have an adverse impact on our corporate culture.

We may become involved in litigation or dispute resolution that may negatively affect us.

From time to time, we may be subject to litigation or dispute resolution relating to various types of claims, including claims (for damages or otherwise) related to undetected errors or malfunctions of our services and products, data breaches, intellectual property violation, commercial or contract disputes, employment matters, or under applicable securities laws. A product liability or securities class action claim, in particular, could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation. Further, our services and products are complex and often implemented by our customers to interact with third-party technology. Claims may be made against us for damages properly attributable to those third-party technologies, regardless of our lack of responsibility for any failure resulting in a loss. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to our business and reputation. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

Our international operations and plans for future international expansion expose us to significant risks, and failure to manage those risks could adversely impact our business.

We intend to continue to pursue and commit resources to growth opportunities beyond North America which could result in international sales accounting for an increasing portion of our consolidated revenues. Outside of North America, we maintain offices in Vietnam and the United Kingdom and personnel in these and other countries. We may not be aware of all the factors that may affect our business in foreign jurisdictions. We will be subject to a number of risks associated with international business activities that may increase liability or costs, lengthen sales cycles and/or product development cycles or require significant management attention.

International operations carry certain risks and associated costs, such as: the complexities and expense of administering a business abroad; complications in compliance with, and unexpected changes in legal and regulatory restrictions or requirements; foreign laws, international import and export legislation; trading and investment policies; economic and political instability; foreign currency fluctuations; exchange controls; increased nationalism and protectionism; tariffs and other trade barriers; difficulties in collecting accounts receivable; potential adverse tax consequences; uncertainties of laws and enforcement relating to intellectual property and privacy rights; unauthorized copying of software; difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; potential governmental expropriation (especially in countries with undemocratic/authoritarian ruling parties); and other factors depending upon the country involved. There can be no assurance that we will not experience these risks in the future. If foreign operations expand to the point where they account for a significant portion of our consolidated revenues, the presence of such risks could have a material adverse effect on our business, operating results and financial condition.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our results of operations and financial condition.

We expect to continue to evaluate possible acquisitions of, or strategic investments in, businesses, products or technologies that could be complementary to our business. Any integration process will require significant time and resources and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. The areas where we may face risks include:

•	difficulties in integrating the operations, technologies, products and/or personnel of any companies we acquire into our operations;

•	potential disruption of our ongoing business and diversion of management’s attention from normal daily operations of the business;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	potential for third party intellectual property infringement claims against any companies we acquire;

•	failure to successfully further develop acquired technology, resulting in the impairment of amounts capitalized as intangible assets;

•	impairment of relationships with customers and partners of any companies we acquire or in which we invest, or with our customers and partners, as a result of the integration of acquired operations;

•	impairment of relationships with employees of any acquired companies or our existing employees as a result of integration of new management personnel;

•	impact of known potential, or unknown, liabilities associated with any companies we acquire;

•	failure to adequately understand and mitigate the risks of new product lines and services; and

•	in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences.

Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions (if any) could cause us to fail to realize the anticipated benefits of such acquisitions, incur unanticipated liabilities and adversely affect our business, operating results or financial condition, or result in significant or material control weaknesses.

Future acquisitions or dispositions (if any) could also result in dilutive issuances of our Common Shares, a decrease in our cash and cash equivalents and short-term investments, the incurrence of additional expense related to compliance, the incurrence of indebtedness with restrictive and affirmative covenants, including to fund the purchase price of any acquisition, contingent liabilities or amortization of expenses, or write-offs of goodwill, any of which could harm our financial condition and negatively impact our operating results.

Because we recognize revenue from subscriptions to our cloud services ratably over the term of the Billings, downturns or upturns in new business will not be immediately reflected in our results of operations.

We generally recognize revenue from customer subscriptions to our cloud services ratably over the term of the Billings. As a result, most of the revenue that we report in each quarter results from the recognition of deferred revenue relating to Billings entered into during previous periods. Consequently, a decline in new or renewal subscriptions in any one quarter will not necessarily be fully reflected in the revenue in that quarter but will negatively affect revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect the changes in Billings. Accordingly, the effect of significant downturns in sales and market acceptance of our services or products may not be fully reflected in our results of operations until future periods. We may also be unable to timely reduce our cost structure in line with a significant deterioration in sales or renewals that would adversely affect our results of operations and financial condition.

Most of our Billings are conducted on a resale basis. As a result, large or unexpected amounts of product returns could negatively impact our Billings and future revenue.

Most Billings are conducted via channel partners who purchase from us in order to resell to their customers. While our services are provided directly to the end user customer, the orders, which include ship dates, customer name, product, pricing and volume, come in various forms from the reseller partner (sales reports, purchase orders, shipping reports, royalty reports, etc.). We ship the software, commence the subscription term and invoice the reseller (and receive payment from the reseller) based on receipt of, or ship dates contained in, these forms of evidence of the end customer purchase, and report this as a billing for the applicable period. Accordingly, we rely upon the reseller partner to have sufficiently concluded the sales process with the end user customer to ensure that the order is valid and the risk of returns is kept to a minimum. It is possible that a reseller may order from us and subsequently return the product in accordance with generally accepted industry practices. In such cases, if a sale had been reported in a prior period, it would have to be subsequently reversed, impacting future Billings and revenue performance.

We may be subject to audits by tax authorities in the various jurisdictions in which we operate as well as the effects of tax reform, any of which may negatively affect our business, results of operations and financial condition.

Significant judgment is required in determining our provision for income taxes. Various internal and external factors may have favourable or unfavourable effects on our future provision for income taxes, income taxes payable and/or effective income tax rate. These factors include, but are not limited to: changes in tax laws, regulations and/or rates; results of audits by tax authorities; changing interpretations of existing tax laws or regulations; changes in estimates of prior years’ items; future levels of research and development spending; changes in the overall mix of income among the different jurisdictions in which we operate; and changes in overall levels of income before taxes. To the extent that the taxation authorities do not agree with our tax positions, we may not be able to realize all or a portion of the tax benefits recognized. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements can have a material impact on our effective income tax rate.

We file income tax returns and pay income taxes in jurisdictions where we believe we are subject to tax. In jurisdictions in which we do not believe we are subject to tax and therefore do not file income tax returns, we can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since our inception or of our subsidiaries) to examination. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us, the result of which could have a material adverse effect on our financial condition and results of operations.

In addition, in response to significant market volatility and disruptions to business operations resulting from the COVID-19 pandemic, legislatures and taxing authorities in many jurisdictions in which we operate may propose changes to their tax rules. These changes could include modifications that have temporary effect, and more permanent changes. The impact of these potential new rules on us, our long-term tax planning, and our tax effective tax rate could be material.

Our business is subject to the risks of product liability and that product defects, from real or perceived defects in our solutions or their misuse by our customers or third parties, potentially expose us to substantial liability.

We may be subject to claims related to product liability and consumer protection legislation, particularly in the United States. The limitation of liability provisions in the standard terms and conditions in our license agreements may not fully or effectively protect us from claims as a result of applicable laws or unfavourable judicial decisions in the United States or other countries. The sale and support of our products also entails the risk of product liability claims. Although we may be indemnified by our third-party manufacturers for product liability claims arising out of manufacturing defects or inadvertent activation by manufacturers of our Absolute agent on endpoint devices, because we control the design of our products, we may not be indemnified for product liability claims arising out of design defects. We maintain insurance to protect against, amongst other matters, certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our reputation.

If we are unable to enforce and protect our non-patent proprietary rights, including trade secrets, our business could be harmed.

In addition to patents, we rely on, among other things, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights in Canada, the United States and other countries. As a result, it is possible that the following may occur: some or all of the confidentiality agreements entered into by us with our employees, consultants, business partners, customers, potential customers and other third parties will not be honoured; third parties will independently develop equivalent technology or misappropriate our technology and/or designs; disputes will arise with our strategic partners, customers or others concerning the ownership of intellectual property; there may occur an unauthorized disclosure of source code, know-how or trade secrets; or contractual provisions may not be enforced in foreign jurisdictions. There can be no assurance that we will be successful in protecting our proprietary rights in Canada, the United States and other countries.

Certain of our market opportunity estimates and growth forecasts included in this MD&A could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

This MD&A, and our other public disclosures, include certain estimates of the addressable market for our products and solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this MD&A, relating to the size and expected growth of our device and application opportunities and/or target markets may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. In addition, our internal estimates of the addressable market for endpoint security solutions reflect the opportunity available from all participants and potential participants in the market and we cannot predict with precision our ability to address this demand or the extent of market adoption of our solution. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this MD&A, our business could fail to grow at similar rates, if at all. Accordingly, the forecasts of market growth included in this MD&A and our other public disclosures should not be taken as indicative of our future growth.

The market price of our Common Shares may be volatile.

The trading price of our Common Shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. The COVID-19 pandemic has resulted in significant volatility in global equity markets, including to the price of our Common Shares, in recent months. This may make it more difficult for investors to resell our Common Shares when they want at prices that they find attractive. Increases in our Common Share price may also increase our compensation expense pursuant to our existing director, officer and employee equity compensation arrangements. Fluctuations in our Common Share price may be caused by events unrelated to our operating performance and beyond our control.

Factors that may contribute to fluctuations include, but are not limited to:

•	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

•	changes in recommendations or financial estimates by industry or investment analysts, or failure of industry or financial analysts to maintain coverage of us;

•	actual or anticipated changes or fluctuations in our results of operations;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	rumours and market speculation involving us or other companies in our industry;

•	changes in our executive management team or the composition of our Board of Directors;

•	fluctuations in the share prices of other companies in the technology and emerging growth sectors;

•	general market conditions, for instance, as recently affected by the COVID-19 pandemic;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	shareholder activism and related publicity;

•	foreign exchange rates; and

•	other risk factors as set out in this MD&A.

If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. This could harm our business, results of operations and financial condition.

Raising additional capital may cause dilution to our shareholders.

We may sell additional equity securities in the future in order to meet our future financing needs (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions and/or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, and possibly substantial dilution, to our securityholders.

Our Board of Directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, our shareholders. Such additional issuances may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares.

There is no guarantee that an active trading market for our Common Shares will be maintained on the TSX and/or the Nasdaq.

Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. Although our Common Shares are listed for trading on the TSX and the Nasdaq, an active trading market for our shares may not be sustained. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the TSX, the Nasdaq, or any other public listing exchange. The lack of an active market may impair your ability to sell your Common Shares at the time you wish to sell them or at a price that you consider reasonable.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our Common Shares to fall.

The market price of our Common Shares could decline as a result of issuances of securities or sales by our existing shareholders in the market, including by our directors, executive officers and significant shareholders, or the perception that these sales could occur. Sales of our Common Shares by shareholders might also make it more difficult for us to sell Common Shares at a time and price that we deem appropriate. We also expect to issue Common Shares in the future. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our Common Share price and trading volume could decline.

Our Common Share price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our Common Share price and trading volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines, demand for our Common Shares could decrease and our Common Share price and trading volume may decline.

Even if our Common Shares are actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our Common Share price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our Common Shares or change their opinion of our Common Shares, our Common Share price would likely decline.

We may not continue paying dividends at historical rates or at all in the future.

While we have historically declared and paid dividends on our Common Shares on a quarterly basis, future dividends will be declared and paid at the discretion of our Board of Directors, and there can be no assurance that we will continue declaring and paying dividends at historical rates or at all. As a result, the return on an investment in our Common Shares would depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Common Shares. The payment of future dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including cash flow, the results of operations, financial condition, the need for funds to finance ongoing operations, and other relevant business considerations.

We or any of our non-U.S. subsidiaries may constitute “controlled foreign corporations” for U.S. federal income tax purposes, which could result in adverse tax consequences for certain of our U.S. shareholders.

U.S. holders of Common Shares that own 10% or more of the vote or value of our Common Shares (such U.S. holders, “10% Shareholders”) may suffer adverse tax consequences because our non-U.S. subsidiaries are expected to be characterized as a “controlled foreign corporation” (“CFC”) under Section 957(a) of the Internal Revenue Service Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by “U.S. shareholders” (or, U.S. persons who own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation). Certain U.S. shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such U.S. shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. “Global intangible low-taxed income” may include most of the remainder of a CFC’s income over a deemed return on its tangible assets.

As a result of certain changes in the U.S. tax law introduced by tax legislation enacted on December 22, 2017, entitled “an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (the “Amendments”), we believe that our non-U.S. subsidiary is classified as a CFC in the current taxable year. For 10% Shareholders, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income, of such 10% Shareholder’s share of our non-U.S. subsidiary’s earnings to the extent our non-U.S. subsidiary holds U.S. property, and taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the Internal Revenue Service (the “IRS”). A U.S. shareholder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. If you are a 10% Shareholder, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Common Shares and the impact of the Amendments, especially the changes to the rules relating to CFCs.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended June 30, 2020. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, U.S. shareholders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individual U.S. shareholder, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. shareholders to make QEF elections if we are classified as a PFIC.

You may be unable to enforce actions against us or certain of our directors and officers under U.S. federal securities laws.

As a corporation organized under the laws of British Columbia, Canada, it may be difficult to bring actions under U.S. federal securities law against us. Certain of our directors and officers reside principally in Canada. Because certain of our assets and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for investors to enforce against us or those persons not in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, or our directors and officers.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company” (“EGC”) as defined in the U.S. Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an EGC until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) June 30, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three- year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an EGC, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other U.S. public companies that are not EGCs. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to EGCs. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.

We will incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company since October 28, 2020, particularly if or when we are no longer an EGC, we will incur significant legal, accounting and other expenses, in addition to those we incur as a Canadian public company, that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC and the Nasdaq impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations in both Canada and the United States.

In addition, being a public company in the United States will increase legal and financial compliance as well as regulatory costs, such as additional Nasdaq fees, and will make some of our public company obligations more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards in both Canada and the United States, and this investment may result in increased general and administrative expenses and increased diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with public company laws, regulations and standards in the United States, Canada or elsewhere (as applicable) are insufficient, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Failure to comply with these rules might also make it more difficult for us to obtain or maintain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on committees of our Board of Directors or as members of senior management.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We currently qualify as a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are currently exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our securities as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are currently exempt from the proxy rules under the Exchange Act. We are also currently exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.

In addition, as a foreign private issuer, we currently have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. federal securities laws and Nasdaq listing rules, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption in part. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all U.S. corporate governance requirements.

In the future, we may cease to qualify as a foreign private issuer. If we cease to qualify, at a future date we will become subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase our costs of being a public company in the United States.

As a result of being a public company in the United States, we are obligated to maintain proper and effective internal control over financial reporting in accordance with laws, rules and regulations in the United States, including the Sarbanes-Oxley Act, and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in our company and, as a result, the value of our Common Shares.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq. In particular, we are required pursuant to Section 404 to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an EGC. We have not yet commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation required under Section 404. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Shares could decline, we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities and our access to the capital markets could be restricted in the future.